Exhibit 99.1

ASSET PURCHASE AGREEMENT

among

MIKASA INC.,

AMERICAN COMMERCIAL INCORPORATED,

MIKASA LICENSING INC.,

ARC INTERNATIONAL, SA,

TMC ACQUISITION INC.

and

LIFETIME BRANDS, INC.

Dated as of June 6, 2008

TABLE OF CONTENTS

		Page

ARTICLE I. Purchase and Sale of Transferred Assets		1

SECTION 1.01	Purchase and Sale.	1
SECTION 1.02	Transferred Assets and Excluded Assets.	2
SECTION 1.03	Consents to Certain Assignments.	5
SECTION 1.04	Assumed Liabilities.	6
SECTION 1.05	Retained Liabilities.	7
SECTION 1.06	Closing Purchase Price	7

ARTICLE II. Closing and Post-Closing Purchase Price Adjustment		7

SECTION 2.01	Closing.	7
SECTION 2.02	Transactions To Be Effected at the Closing.	7
SECTION 2.03	Purchase Price Adjustment.	11

ARTICLE III. Representations and Warranties of Sellers		13

SECTION 3.01	Organization and Standing.	13
SECTION 3.02	Authority; Execution and Delivery; Enforceability.	14
SECTION 3.03	No Conflicts or Violations; No Consents or Approvals Required.	14
SECTION 3.04	Financial Information.	13
SECTION 3.05	Good and Valid Title.	16
SECTION 3.06	Intellectual Property.	16
SECTION 3.07	Contracts.	17
SECTION 3.08	Proceedings.	18
SECTION 3.09	Absence of Changes or Events.	18
SECTION 3.10	Compliance with Applicable Laws.	19
SECTION 3.11	Accounts Payable.	19
SECTION 3.12	Customers and Suppliers.	19
SECTION 3.13	Insurance.	20
SECTION 3.14	Inventory and Tangible Assets.	20
SECTION 3.15	Books of Account.	20
SECTION 3.16	No Defective or Unsafe Products	18
SECTION 3.17	Product Warranties	18

ARTICLE IV. Representations and Warranties of Purchaser		21

SECTION 4.01	Organization and Standing.	21
SECTION 4.02	Authority; Execution and Delivery; Enforceability.	21
SECTION 4.03	No Conflicts or Violations; No Consents or Approvals Required.	21
SECTION 4.04	Proceedings.	22
SECTION 4.05	Availability of Funds.	22
SECTION 4.06	No Knowledge of Misrepresentations or Omissions.	22

ARTICLE V. Covenants and Mutual Representations		22

SECTION 5.01	Covenants Relating to Conduct of the Businesses.	22
SECTION 5.02	Access to Information.	24
SECTION 5.03	Confidentiality/Best Efforts.	24
SECTION 5.04	Brokers or Finders.	25
SECTION 5.05	Universal Product Code Transfer Agreement	23
SECTION 5.06	Transition Services Agreement.	25
SECTION 5.07	Distribution Center Services Agreement.	25
SECTION 5.08	Non-Transferred Asset License.	25
SECTION 5.09	Transferred Trademark License.	24

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ARTICLE X. [RESERVED]		36

ARTICLE XI. Additional Agreements		36

SECTION 11.01	Publicity.	36
SECTION 11.02	No Use of Certain Names.	36
SECTION 11.03	Support Services.	37
SECTION 11.04	Post-Closing Information.	37
SECTION 11.05	Records.	37
SECTION 11.06	Bulk Transfer Laws.	37
SECTION 11.07	Refunds and Remittances.	37

ARTICLE XII. Miscellaneous		38

SECTION 12.01	Assignment.	38
SECTION 12.02	No Third-Party Beneficiaries.	38
SECTION 12.03	Expenses.	38
SECTION 12.04	Notices.	38
SECTION 12.05	Headings; Certain Definitions.	39
SECTION 12.06	Counterparts.	42
SECTION 12.07	Integrated Contract; Exhibits and Schedules/Survival.	42
SECTION 12.08	Severability; Enforcement.	43
SECTION 12.09	Governing Law.	43
SECTION 12.10	Jurisdiction.	43
SECTION 12.11	Service of Process.	40
SECTION 12.12	Waiver of Jury Trial.	44
SECTION 12.13	Amendments.	44
SECTION 12.14	Guarantees.	44
Acknowledgement and Signature		42

EXHIBITS
A	Transferred Trademark License
B	Non-Transferred Asset License
C	Universal Product Code Transfer Agreement
D	Transition Services Agreement
E	Distribution Center Services Agreement
F.	International Agency Agreement
G.	Corporate Giftware Agency Agreement

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SCHEDULES
1.02(a)(ii)	Transferred Trademarks
1.02(a)(iii)	Other Transferred Intellectual Property
1.02(a)(vi)	Transferred Contracts
1.02(b)(iv)	Contracts
1.02(b)(xv)	Intellectual Property
1.02(b)(xvi)	Licensed Businesses Inventory
1.04(a)(i)	Acounts Payable
1.04(a)(iii)	Open Purchase Orders and Other Commitments
2.02(a)(iv)	Encumbrances
3.03	No Conflicts or Violations; No Consents or Approvals Required
3.04(ii)	Financial Statements
3.05	Liens
3.06(a)	Other Sellers Intellectual Property
3.06(d)	Transferred Technology Licenses
3.07(a)	Certain Contracts
3.8	Proceedings
3.9	Certain Changes or Events
3.12	Customers and Suppliers
3.13	Insurance
3.13(a)	Business Material Adverse Effect
3.13(b)	Outstanding Bonds and othe surety arrangements
3.16	Defective or Unsafe Products
3.17	Product Warranties
5.01(a)	Covenants Relating to Conduct of the Businesses

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ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT dated as of June __, 2008 (this “Agreement”), between MIKASA, INC., a Delaware corporation (“Mikasa”), AMERICAN COMMERCIAL INCORPORATED, a California Corporation (“American Commercial”), and MIKASA LICENSING INC., a Delaware Corporation (“Mikasa Licensing” and, together with Mikasa and American Commercial, collectively referred to herein as “Sellers”), ARC INTERNATIONAL, SA, a French corporation and parent company of Sellers (“ARC” or the “Sellers Affiliate”), TMC ACQUISITION INC., a Delaware corporation (“Purchaser”), and LIFETIME BRANDS, INC., a Delaware corporation and the parent company of Purchaser (“Purchaser Affiliate”). Sellers, Sellers Affiliate, Purchaser and Purchaser Affiliate are collectively referred to herein as the “Parties”.

WHEREAS, Sellers, directly or indirectly through the Sellers Affiliate, design, develop, market, distribute and sell Mikasa branded and co-branded Products. Sellers and the Sellers Affiliate wish to sell to Purchaser, and Purchaser wishes to purchase from Sellers and the Sellers Affiliate, only the Transferred Assets (as defined in Section 1.02(a)) of the Businesses (as defined in Section 12.05(b)), upon the terms and subject to the conditions of this Agreement. In addition, Purchaser has agreed to assume from Sellers and the Sellers Affiliate the Assumed Liabilities (as defined in Section 1.04(a)), upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the recitals and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the Parties agree as follows:

ARTICLE I.

Purchase and Sale of Transferred Assets

SECTION 1.01	Purchase and Sale.

Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 2.01) Sellers and the Sellers Affiliate agree to sell, transfer, assign and deliver to Purchaser, and Purchaser agrees to purchase, acquire and accept from Sellers and the Sellers Affiliate, all of Sellers’ and the Sellers Affiliate’s right, title and interest in, to and under the Transferred Assets as of the Closing in exchange for (i) an aggregate cash payment in immediately available funds in an amount (the “Closing Purchase Price”) equal to fifty-four percent (54%) of the difference between (w) the Gross Inventory Amount and (x) the Accounts Payable, payable as set forth in Section 2.02(b) and subject to adjustment in accordance with Section 2.03, (ii) the greater of (y) five percent (5%) of the net sales of the Post-Closing Business for each of the calendar years 2009, 2010 and 2011, and (z) five million dollars ($5,000,000) (the “Deferred Purchase Price”), payable as set forth in Section 2.02(c), and (iii) the assumption by Purchaser of the Assumed Liabilities. The purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities are collectively referred to in this Agreement as the “Acquisition”.

SECTION 1.02        Transferred Assets and Excluded Assets.

(a)     The term “Transferred Assets” means all of Sellers’ and/or the Sellers Affiliate’s right, title and interest in, to and under all of the following tangible and intangible assets, properties, and business, and other assets as they exist at the time of Closing:

(i)        all finished goods inventory and related promotional and demonstration material (x) in transit from manufacturers to any Seller or (y) located within any Seller’s proprietary or contracted logistics facilities (collectively, the “Sellers Inventory”);

(ii)       all registered and unregistered trademarks, trademark registrations and trademark applications set forth in Schedule 1.02(a)(ii), together with the goodwill associated therewith (collectively, the “Transferred Trademarks”), subject to the execution and delivery at the Closing by Purchaser of a limited royalty free license (in the form attached hereto as Exhibit A, the “Transferred Trademark License”) to the Sellers and the Sellers Affiliate;

(iii)      all of Sellers’ patents, design patents and non-US equivalents, service marks, trade names and copyrights, whether registered or unregistered in any jurisdiction, and all applications therefore, all of Sellers’ technologies, methods, formulations, shapes, patterns, data bases, trade secrets, know-how, inventions, designs and other intellectual property used in connection with any Transferred Assets or under development for use with any Transferred Assets, all of Sellers’ product names, line names and/or collection names and all rights at common law or otherwise in all of Sellers’ reasonably accessible advertising and sales and marketing materials used in the promotion of any of the Brands, as defined herein, and all of Sellers’ marks conveyed by this agreement, all domain names used in the Businesses and employing any form of the name “Mikasa”, the contents of the web pages under such domain names (other than (x) pages related exclusively to the excluded products and (y) the web pages of mikasa-europe.com, mikasa-fr.com and mikasa-uk.com (provided that the Sellers Affiliate will use its reasonable commercial efforts to cause any content on such pages related to the Transferred Assets to be supplied or otherwise made available to Purchaser), and all other intellectual property set forth in Schedule 1.02(a)(iii) (collectively, the “Other Transferred Intellectual Property” and, together with the Transferred Trademarks, the “Transferred Intellectual Property”);

(iv)      all trade secrets, market surveys and marketing know how, specifically including web products sales information and marketing asset information (“Technology”), owned by any Seller or the Sellers Affiliate to the extent used or held for use primarily in the operation or conduct of the Businesses, and, to the extent owned by the Sellers Affiliate and not used exclusively in the Businesses, not reasonably objected to by the Sellers Affiliate (the “Transferred Technology”);

(v)       all of the Sellers’ rights under the Madison Avenue Showroom Lease;

(vi)      Contracts to which any Seller or the Sellers Affiliate is a party or by which any Seller or the Sellers Affiliate is bound that are reflected on Schedule 1.02(a)(vi) (the “Transferred Contracts”);

(vii)     all demands, actions, suits and causes of action whether class, individual or otherwise in nature, in law or in equity (collectively, “Actions”), to the extent relating to any Transferred Asset or any Assumed Liability (as defined in Section 1.04(a)), other than any such Actions arising under an insurance policy, that any Seller or the Sellers Affiliate, in any capacity, ever had, now has or may or shall have in the future, whether known or unknown, relating in any way to (x) the Businesses’ purchase or procurement of any good, service or product or (y) any Seller’s or the Sellers Affiliate’s purchase or procurement of any good, service or product for, or on behalf of, the Businesses, in either case, at any time up until the Closing, along with any and all recoveries by settlement, judgment or otherwise in connection with any such Actions;

(viii)    all raw materials, work-in-process, supplies, parts, tools, molds and dies, and all other inventories, including packaging manufactured specifically for Sellers Inventory, owned by each Seller, whether held directly by any Seller in a location controlled by such Seller, or held indirectly by any Seller and located in a facility controlled by a third party, and used or held for use exclusively in relation to the Sellers Inventory (provided that the foregoing shall not include the items referred to in Section 1.02(b)(ii) below);

(ix)      all prepaid rent, subject to the provisions of Section 2.04 hereof;

(b)     Notwithstanding anything to the contrary contained in this Agreement, the Transferred Assets shall not include any assets or rights other than the assets described or specifically listed in Section 1.02(a), and shall expressly exclude the following assets (collectively, the “Excluded Assets”), which shall not be sold, transferred, assigned or delivered to the Purchaser:

(i)        all cash and cash equivalents of any Seller or the Sellers Affiliate, including all accounts receivable and notes receivable (and similar rights to receive payments) reflected on the books of any Seller or the Sellers Affiliate on the Closing Date arising out of the operation or conduct of the Businesses and the sale of products of the Licensed Businesses, as defined in Section 1.02(b)(xvi) below (“Accounts Receivable”);

(ii)       all raw materials, work-in-process, supplies, tools, molds and dies, parts or other inventories (other than the Sellers Inventory) of the Sellers Affiliate and its affiliates and subsidiaries other than Sellers;

(iii)      all tangible personal property and interests therein, including all machinery, equipment, furniture, furnishings and vehicles, of the Sellers Affiliate, and its affiliates and subsidiaries, other than Sellers;

(iv)      all Contracts to which any Seller or the Sellers Affiliate is a party or by which any Seller or the Sellers Affiliate is bound that are set forth in Schedule 1.02(b)(iv);

(v)       all real property owned or leased by any Seller or the Sellers Affiliate, or any of their respective affiliates, other than the Sellers’ rights under the Madison Avenue Showroom Lease;

(vi)      all Actions of any Seller or the Sellers Affiliate relating to any Excluded Asset or any Retained Liability, including (A) any such items arising under insurance policies and (B) all Claims that any Seller or the Sellers Affiliate, in any capacity, ever had, now has or may or shall have in the future, whether known or unknown, relating in any way to (x) the Businesses’ purchase or procurement of any good, service or product or (y) any Seller’s or the Sellers Affiliate’s purchase or procurement of any good, service or product for, or on behalf of, the Businesses, in either case, at any time up until the Closing, along with any and all recoveries by settlement, judgment or otherwise in connection with any such Actions;

(vii)     all shares of capital stock of any Seller or the Sellers Affiliate or any affiliate of any Seller or the Sellers Affiliate;

(viii)    all assets relating to any employee benefit plan in which any employees of any Seller, the Sellers Affiliate or any of their respective affiliates participate;

(ix)      all records (including accounting records) related to Taxes paid or payable by any Seller, the Sellers Affiliate or any of their respective affiliates and all financial and Tax records relating to the Businesses that form part of any Seller’s, the Sellers Affiliate’s or any of their respective affiliates’ general ledger, provided, however, Purchaser shall be granted access to these records to address post-Closing issues and disputes reasonably related thereto;

(x)       all books of account, general, financial and accounting records of the Sellers Affiliate, specifically including Indivisible Confidential Information, notwithstanding the physical or electronic transfer thereof to Purchaser;

(xi)      all bids received from third persons and all records and analyses relating to the Businesses or their potential sale, or the potential sale of their assets;

(xii)     all rights of any Seller or the Sellers Affiliate under this Agreement and any other agreements, certificates and instruments relating to the sale of the Businesses (or any portion thereof) or otherwise delivered in connection with this Agreement;

(xiii)    all corporate-level services of the type currently provided to the Businesses by any affiliate of any Seller;

(xiv)    any refunds or credits, claims for refunds or credits or rights to receive refunds or credits from any Taxing Authority with respect to Taxes paid or to be paid by any Seller, the Sellers Affiliate or any of their respective affiliates relating exclusively to the Businesses for any Pre-Closing Tax Period;

(xv)     certain of each Seller’s and all of Sellers Affiliate’s designs, patterns, copyrights, trademarks, trade names, domain names and other intellectual property set forth in Schedule 1.02(b)(xv) (for the avoidance of doubt (x) non-inclusion of any of such Sellers Affiliate’s property on Schedule 1.02(b)(xv) shall not cause such property to be deemed a Transferred Asset and (y) all items listed Schedule 1.02(a)(iii) constitute Transferred Assets), certain of which are subject to the execution and delivery at the Closing by the Sellers Affiliate, as applicable, of a limited, royalty-free license (in the form attached hereto as Exhibit B, the “Non-Transferred Asset License”) to Purchaser of the service marks, trade names, copyrights, domain names and trademarks set forth in Schedule A of the Non-Transferred Asset License, which is incorporated herein by reference;

(xvi)    The Ralph Lauren License Agreement and the Tyler Florence License Agreement (the “Licensed Businesses”), and the related records and inventory (with such inventory itemized on Schedule 1.02(b)(xvi).

SECTION 1.03	Consents to Certain Assignments.

(a)     Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any material asset or any claim or right or any benefit arising under or resulting from such asset if an attempted assignment thereof, without the consent of a third party, would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, claim or right, or would in any way adversely affect the rights of any Seller or the Sellers Affiliate or, upon transfer, Purchaser under such asset, claim or right. If any transfer or assignment by a Seller or the Sellers Affiliate to Purchaser, or any assumption by Purchaser of, any interest in, or liability, obligation or commitment under, any asset, claim or right requires the consent of a third party, then such transfer or assignment or assumption shall be made subject to such consent being obtained.

(b)     If any such consent is not obtained prior to the Closing, the Closing shall nonetheless take place on the terms set forth herein and, thereafter, Purchaser shall use its reasonable best efforts to secure such consent as promptly as practicable after the Closing and Sellers shall provide or cause to be provided all commercially reasonable assistance to Purchaser (not including the payment of any consideration) reasonably requested by Purchaser to secure such consent after the Closing or cooperate with Purchaser (at Purchaser’s expense) in any lawful and commercially reasonable arrangement reasonably proposed by Purchaser under which (i) Purchaser shall obtain (without infringing upon the legal rights of such third party or violating any Applicable Law (as defined in Section 3.03)) the economic claims, rights and benefits (net of the amount of any related Tax costs imposed on Sellers, the Sellers Affiliate or any of their respective affiliates) under the asset, claim or right with respect to which the consent has not been obtained in accordance with this Agreement and (ii) Purchaser shall assume any related economic burden (including the amount of any related Tax costs imposed on any Seller, the Sellers Affiliate or any of their respective affiliates) with respect to the asset, claim or right with respect to which the consent has not been obtained in accordance with this Agreement. If no arrangement by which Purchaser can secure the benefit of any Contract subject to this Section can be reached, then Sellers shall indemnify Purchaser with regard to its losses and/or damages as a result of such failure to obtain consent, in accordance with the procedures and limitations contained in Article VIII of this Agreement; provided, however, that this sentence shall not apply with respect to the Madison Avenue Showroom Lease or with respect to the trademark jointly owned by Miyawo Company Ltd. and Mikasa Licensing Inc.

SECTION 1.04        Assumed Liabilities.

Except as otherwise indicated in section 1.04(a) below, or elsewhere in this Agreement or any of its schedules or exhibits, Purchaser assumes no liabilities or obligations of the Sellers or Sellers Affiliate of any nature whatsoever.

(a)     Upon the terms and subject to the conditions of this Agreement, Purchaser shall assume, effective as of the Closing, and shall pay, perform and discharge when due, and indemnify, defend and hold harmless from and after the Closing, each Seller, the Sellers Affiliate and each of their respective affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives, from and against all of the following obligations, liabilities and commitments arising out of, relating to or otherwise in respect of the Transferred Assets, the Businesses or the operation or conduct of the Businesses (collectively, the “Assumed Liabilities”):

(i)        all accounts payable (including amounts owed to suppliers or with respect to shipping, handling and import fees) as of the Closing Date arising out of, or otherwise exclusively related to, the Sellers Inventory disclosed on Schedule 1.04(a)(i) or arising in the ordinary course of business following the creation date of such Schedule (the “Accounts Payable”);

(ii)       all liabilities or obligations of the Seller existing as of the Closing Date arising out of, or otherwise exclusively related to, gift cards issued by the Seller but not yet redeemed by customers of the Seller (the “Gift Card Liability”);

(iii)      all open purchase orders and other commitments made by Seller to suppliers for the purchase of inventory which is not reflected on the Seller’s books as Seller Inventory as disclosed in Schedule 1.04(a)(iii) or arising in the ordinary course of business following the creation date of such Schedule;

(iv)      all obligations, liabilities and commitments of any Seller or the Sellers Affiliate under the Transferred Contracts disclosed in Schedule 3.07 to the extent such obligations, liabilities and commitments relate to the period from and after the Closing Date;

(v)       all obligations liabilities and commitments of the Seller under the Madison Avenue Showroom Lease to the extent such obligations, liabilities and commitments relate to the period from and after the Closing Date;

(vi)      all Taxes arising out of, relating to or in respect of the Businesses for all Post-Closing Taxable Periods; and

(vii)     all liabilities arising from the Purchaser’s operation of the Businesses from and after the Closing Date, including those arising out of any suit, action or proceeding but only to the extent the alleged grievance or injury giving rise to such suit, action or proceeding is alleged to have occurred after the Closing Date.

SECTION 1.05        Retained Liabilities.

Notwithstanding any other provision of this Agreement, Purchaser shall not assume any Retained Liability, each of which shall be retained and paid, performed and discharged when due by Sellers and the Sellers Affiliate. The term “Retained Liabilities” means:

(i)        all obligations, liabilities and commitments of any Seller or the Sellers Affiliate not listed in Section 1.04(a);

(ii)       all Taxes arising out of, relating to or in respect of the Businesses imposed upon any Seller or the Sellers Affiliate or any present or former affiliate of any Seller or the Sellers Affiliate for any Pre-Closing Tax Period;

(iii)      all obligations, liabilities and commitments of any Seller or the Sellers Affiliate to the extent relating to or arising out of the Excluded Assets; and

(iv)      all obligations, liabilities and commitments of any Seller or the Sellers Affiliate arising out of any suit, action or proceeding to the extent the alleged grievance or injury giving rise to such suit, action or proceeding is alleged to have occurred prior to or on the Closing Date, including any claim that arises out of or relates to an event that occurred or is alleged to have occurred prior to or on the Closing Date.

SECTION 1.06	Closing Purchase Price.

(a)    Not less than one (1) business day prior to the Closing Date, Sellers shall prepare and deliver to Purchaser (i) Seller’s good faith estimate of the Gross Inventory Amount as of the Closing Date (“Estimated Gross Inventory Amount”), (ii) Seller’s good faith estimate of the Accounts Payable as of the Closing Date (“Estimated Accounts Payable”), and (iii) its calculation of the Closing Purchase Price.

ARTICLE II.

Closing and Post-Closing Purchase Price Adjustment

SECTION 2.01	Closing.

The closing of the Acquisition (the “Closing”) shall take place at the offices of DLA Piper US LLP, 1251 Avenue of the Americas, New York, New York 10020, at 10:00 a.m. on the earlier to occur of June 6, 2008, or as soon as practicable after all the conditions set forth in Article VI have been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefit thereof), or at such other place, time and date as may be agreed in writing by Sellers and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed to be effective as of the close of business on the Closing Date.

SECTION 2.02	Transactions To Be Effected at the Closing.

At the Closing:

(a)     Sellers and the Sellers Affiliate shall deliver or cause to be delivered to Purchaser (including constructively by causing such item to remain in a location to be assumed by Purchaser, if any, in the custody of a Transferred Employee):

(i)        such bills of sale with covenants of warranty, assignments, endorsements, and other good and sufficient instruments and documents of conveyance and transfer, in form and substance reasonably satisfactory to the Purchaser and its counsel, as shall be reasonably necessary and effective to convey, transfer and assign to, and vest in, the Purchaser all of the Sellers’ or the Sellers Affiliate’s right, title and interest in and to the Transferred Assets to be sold under this Agreement, including, without limitation, (A) valid title in and to all of the Transferred Assets (including all of the UPC product codes associated with each Product included therein, and the EDI codes and mailboxes associated with the Businesses) owned by any Seller or the Sellers Affiliate, as applicable, and (B) all of each Seller’s or the Sellers Affiliate’s, as applicable, rights under all agreements, contracts, commitments, leases, plans, bids, quotations, proposals, licenses, permits, authorizations, instruments and other documents to which such Seller or the Sellers Affiliate, as applicable, is a party or by which such Seller or the Sellers Affiliate, as applicable, has rights on the Closing Date and which are to be sold under this Agreement;

(ii)       duly executed assignments of the U.S., Canadian and other foreign Transferred Trademarks, in a form reasonably necessary for recording in the U.S., Canadian and other foreign Trademark Offices, as appropriate, together with general assignments of all Other Transferred Intellectual Property;

(iii)      all agreements, contracts, commitments, leases, plans, bids, quotations, proposals, licenses, permits, authorizations, instruments, manuals and guidebooks, price books and price lists, customer and subscriber lists, supplier lists, sales records, files, correspondence, and other documents, books, records, papers, files and data belonging to any Seller or the Sellers Affiliate which are part of the Transferred Assets or relate to the Businesses; and simultaneously with such delivery, all such steps will be taken as may be required to put the Purchaser in actual possession and operating control of the Transferred Assets;

(iv)      evidence reasonably satisfactory to Purchaser of the release by Bank of America, N. A. of its security interest in the Transferred Assets represented by that certain financing statement filed in the State of California against American Commercial Incorporated under filling number 057040604874 and of the additional encumbrances, if any, listed on Schedule 2.02(a)(iv).

(v)       an appropriately executed counterpart of the Transition Services Agreement;

(vi)      an appropriately executed counterpart of the Universal Product Code Transfer Agreement;

(vii)     an appropriately executed counterpart of the Distribution Center Services Agreement;

(viii)    an appropriately executed counterpart of the International Agency Agreement;

(ix)      an appropriately executed counterpart of the Corporate Giftware Agency Agreement;

(x)       an appropriately executed counterpart of the Non-Transferred Asset License; and

(xi)      an appropriately executed counterpart of the Transferred Trademark License (items (v) through (xi) hereof referred to collectively as the “Ancillary Agreements”).

(b)     At the Closing, Purchaser shall deliver to the Sellers Affiliate or its designee(s) (i) payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Sellers (such designation to be made at least three business days prior to the Closing Date), in an amount equal to the Closing Purchase Price, as calculated and defined in Section 1.06, and the Closing Purchase Price, (ii) appropriately executed counterparts to such bills of sale, assignments and other instruments of transfer, and appropriately executed assumption agreements and other instruments of assumption providing for the assumption of the Assumed Liabilities, and (iii) an appropriately executed counterpart of each of the Ancillary Agreements.

(c)	The Deferred Purchase Price shall be paid as follows:

(i)        On December 15, 2008, Purchaser shall pay to the Sellers Affiliate or its designee(s), by wire transfer of immediately available funds to one or more accounts designated in writing by the Sellers Affiliate (such designation to be made at least three business days prior to December 31, 2008), a non-refundable payment of that amount equal to (x) four million eight hundred thousand dollars ($4,800,000) less (y) the sum of (A) amounts actually paid by the Purchaser on account of Gift Card Liability between the Closing Date and November 30, 2008 (so long as and to the extent that the Purchaser provides the Sellers Affiliate with a reasonably detailed statement, along with supporting documentation, of all such amounts on December 31, 2008) and (B) all Charge-Back Amounts payable by the Sellers pursuant to Section 2.05 hereof which have not been paid or otherwise satisfied by the Sellers as of November 30, 2008. On the first anniversary of the Closing Date, Purchaser shall pay to the Sellers Affiliates or its designee(s), by wire transfer of immediately available funds to one or more accounts designated in writing by the Sellers Affiliate (such designation to be made at least three business days prior to the first anniversary of the Closing Date), a non-refundable payment of that amount equal to (x) $200,000 less (y) the sum of (A) any amounts payable by the Sellers pursuant to Section 8.01(i) arising from or related to a breach by any of the Sellers or the Sellers Affiliate of the representation set forth in Section 3.06 hereof in respect to Transferred Intellectual Property actually employed in the Business on the Closing Date (subject to the provisions of Article VIII hereof); (B) amounts actually paid by the Purchaser on account of Gift Card Liability between November 30, 2008 and May 31, 2009 (so long as and to the extent that the Purchaser provides the Sellers Affiliate with a reasonably detailed statement, along with supporting documentation, of all such amounts on the first anniversary of the Closing Date) and

(C) all Charge-Back Amounts payable by the Sellers pursuant to Section 2.05 hereof which have not been paid or otherwise satisfied by the Sellers as of May 31, 2009 (the excess of the amounts referred to in clauses (B) and (C) not satisfied out of said $200,000 (after application of the provisions of clause (A)), being referred to herein as the “Unreimbursed Deduction Amount”).

(ii)       On February 15th 2010, 2011 and 2012, Purchaser shall deliver to the Sellers Affiliate a statement (which shall have been reviewed by Purchaser’s auditors) (a “Deferred Purchase Price Statement”) setting forth in reasonable detail (w) that amount equal to five (5) % of the net sales of the Post Closing Business through December 31 of the immediately preceding calendar year (the “5% of Net Sales Amount”), (x) all amounts actually paid by the Purchaser on account of Gift Card Liability between the Closing Date and December 31 of the immediately preceding calendar year (the “Paid Gift Card Liability”), (y) with respect to the Deferred Purchase Price Statement to be delivered on February 15, 2010, all Charge-Back Amounts payable by the Sellers pursuant to Section 2.05 hereof which have not been paid or otherwise satisfied by the Sellers as of the first anniversary of the Closing Date (the “Unpaid Charge-Back Amount”) and (z) , in the case of the Deferred Purchase Price Statement to be delivered on February 15, 2010, any Unreimbursed Deduction Amount. With respect to each of the years ended December 31, 2009, 2010 and 2011, the “Deferred Purchase Price Amount” shall be that amount equal to the 5% Net Sales Amount for that year less the sum of (A) the Paid Gift Card Liability for that year, (B) with respect to the period ending December 31, 2009, the Unpaid Charge-Back Amounts and (C) any Unreimbursed Deduction Amount. The “Aggregate Deferred Purchase Price Amount” shall be the sum of Deferred Purchase Price Amounts through the period in question. If the Aggregate Deferred Purchase Price Amount through the period in question is greater than $5,000,000 (without taking into account any amounts deducted therefrom as provided in clause (i) of Section 2.02(c)), Purchaser shall pay to the Sellers Affiliate or its designee(s), within seven (7) business days of the delivery of the Deferred Purchase Price Statement for the period in question to Sellers Affiliate, by wire transfer of immediately available funds to one or more accounts designated in writing by Sellers Affiliate (such designation to be made at least three business days prior to such seven (7) business day), that amount equal to (x) the Aggregate Deferred Purchase Price Amount through the period in question minus (y) $5,000,000, minus (z) such amounts, if any, as the Purchaser shall have previously paid to the Sellers Affiliate or its designee(s) pursuant to this clause (ii) of this Section 2.02(c).

(iii)      Within ninety (90) days following delivery of each Deferred Purchase Price Statement by Purchaser to the Sellers Affiliate pursuant to clause (ii) above, the Sellers Affiliate shall have the right, during regular business hours, to itself and/or have a certified public accounting firm inspect and audit the relevant books and records of Purchaser for the purpose of ascertaining or confirming the accuracy of such Deferred Purchase Price Statement; provided, that the Sellers Affiliate may only exercise such right once during each such ninety (90) day period. The cost of each such inspection shall be borne by the Sellers Affiliate unless the inspection establishes that the Purchaser has underpaid the amount payable pursuant to Sections 2.02(c)(i) or (ii), as the case may be, by an amount in excess of five percent (5%) of the total amount due for the given period, whereupon the cost of the inspection shall be borne by the Purchaser.

Purchase Price Adjustment.

(d)     Within thirty (30) days following the Closing Date, Purchaser shall prepare and deliver to Sellers (i) Purchaser’s final determination of Gross Inventory Amount as of the close of business on the Closing Date (“Final Gross Inventory Amount”), (ii) Purchaser’s final determination of the Accounts Payable as of the close of business on the Closing Date (“Final Accounts Payable”) and (iii) Purchaser’s calculation of the Adjusted Closing Purchase Price. The “Adjusted Closing Purchase Price” shall be that amount equal to fifty-four percent (54%) of the difference between (x) Final Gross Inventory Amount and (y) the Final Accounts Payable.

(e)     In the event that, within fifteen (15) days following receipt by Sellers of information called for by Section 2.03(a), Sellers do not disagree with the Adjusted Closing Purchase Price as determined by the Purchaser as provided in Section 2.03(a), the Closing Cash Payment shall be increased by the amount by which the Closing Purchase Price is less than Adjusted Closing Purchase Price, or the Closing Cash Payment shall be decreased by the amount by which the Closing Purchase Price is more than the Adjusted Closing Purchase Price (the Closing Cash Payment as so increased or decreased being hereinafter called the “Final Closing Cash Payment”). Settlement of the difference between the Closing Cash Payment and the Final Closing Cash Payment shall be made by the Parties within five (5) business days of the determination of the Final Closing Cash Payment by wire in immediately available funds in US dollars

(f)      In the event that Sellers disagree with the Adjusted Closing Purchase Price as determined by the Purchaser as provided in Section 2.03(a), Sellers shall advise Purchaser in writing within fifteen (15) days after the delivery by Purchaser to Sellers of the statement setting forth Purchaser’s calculation of the Adjusted Closing Purchase Price as provided in Section 2.03(a), specifying the nature of all such disagreements, the reason therefore and Sellers’ calculation of the Adjusted Closing Purchase Price. If Purchaser and Sellers are unable to resolve all such disagreements within twenty (20) days after Sellers shall have advised Purchaser of such disagreements, Purchaser and Sellers shall then select a mutually acceptable firm of certified public accountants (the “Independent Accountants”) to resolve the disagreements and to determine the Adjusted Closing Purchase Price. The Independent Accountants shall deliver their determination of the Adjusted Closing Purchase Price (the “Revised Adjusted Closing Purchase Price”) to Purchaser and Sellers as soon as practicable and such determination shall be final and binding upon Purchaser and Sellers. In such event, the Closing Cash Payment shall be increased by the amount by which the Closing Purchase Price is less than the Revised Adjusted Closing Purchase Price, or the Closing Cash Payment shall be decreased by the amount by which the Closing Purchase Price is more than the Revised Adjusted Closing Purchase Price (the Closing Cash Payment as so increased or decreased being hereinafter called the “Revised Final Closing Purchase Price”). Settlement of the difference between the Closing Purchase Price and the Revised Final Closing Purchase Price shall be made by the Parties within five (5) business days of the determination of the Revised Final Closing Purchase Price as provided in this Section 2.03(d) by wire in immediately available funds in US dollars.

SECTION 2.03        Madison Avenue Showroom Lease

(a)     Purchaser and Sellers agree that all rent, taxes, water, telephone, electricity and other utilities arising with respect to the occupancy and use of the premises which is the subject of the Madison Avenue Showroom Lease shall be prorated as of the Closing Date, with the Sellers liable therefor to the extent such items relate to any period prior to the Closing Date, and Purchaser liable therefor to the extent such items relate to any period from and after the Closing Date.

(b)     Not more than thirty (30) days following the Closing Date, Purchaser shall use best efforts to cause (i) Mikasa’s letter of credit issued with respect to the Madison Avenue Showroom Lease to be replaced with a letter of credit of the Purchaser (or such other security satisfactory to the landlord under such lease) and (ii) Mikasa’s letter of credit to be released by the landlord.

SECTION 2.04	Customer Charge-Backs.

(a)     The parties agree that any deductions claimed by customers, including, but not limited to, deductions for charge-backs, mark-downs, allowances and returns through the first anniversary of the Closing Date (each a “Charge-Back”) (i) which relate to Products delivered to customers prior to the Closing Date, shall be the responsibility of, and payable by, Sellers (each a “Seller Charge-Back”) and (ii) which relate to Products delivered to customers from and after the Closing Date, shall be the responsibility of, and payable by, Purchaser (each a “Purchaser Charge-Back”). Following the first anniversary of the Closing Date, all Charge-Backs shall be the responsibility of Purchaser.

(b)     To the extent that Purchaser becomes aware of any Seller Charge-Back, Purchaser shall promptly advise Sellers of the same, after which Sellers shall be solely responsible for the payment or other resolution of such Seller Charge-Back. To the extent that any Seller or the Sellers Affiliate becomes aware of any Purchaser Charge-Back, Sellers or the Sellers Affiliate, as the case may be, shall promptly advise Purchaser of the same, after which Purchaser shall be solely responsible for the payment or other resolution of such Purchaser Charge-Back. Notwithstanding the foregoing, with respect to any Charge-Back which constitutes both a Seller Charge-Back and a Purchaser Charge-Back, Purchaser may, subject to Section 2.05(c) below (i) pay (or provide credit to) the customer for the entire Charge-Back and (ii) deduct from amounts payable by Purchaser to the Sellers Affiliate pursuant to Section 2.02(c) the amount of any such payment or credit related to any such Seller Charge-Back, in each case, to the extent that Purchaser has provided Seller with not less than 30 days written notice thereof (any such amount being referred to herein as a “Charge-Back Amount”).

(c)     If a party disagrees with the other party with respect to (i) the classification of any particular Charge-Back as a Seller Charge-Back or a Purchaser Charge-Back, as the case may be, (ii) the extent to which any particular Charge-Back relates (or may relate) to Products delivered to customers both prior to and on or after the Closing Date or (iii) the calculation of any Charge-Back Amount, that party shall notify the other in writing, after which Purchaser and the Seller shall cooperate with one another and, in good faith, seek to determine (x) the appropriate classification of such Charge-Back as a Seller Charge-Back or a

Purchaser Charge-Back, (y) what portion of such Charge-Back constitutes a Seller Charge-Back and what portion of such Charge-Back constitutes a Purchaser Charge-Back and (z) the amount of such Charge-Back Amount. To the extent that after five (5) business days, the parties are unable to resolve any disagreement regarding the classification or apportionment of a Charge-Back or the amount of a Charge-Back Amount, as the case may be, the CEO of the Purchaser and a senior manager of the Sellers Affiliate (designated by the Sellers Affiliate) shall consult and, in good faith, seek to resolve such disagreement. In the event that any such disagreement is not resolved by consultation in accordance with the immediately preceding sentence within five (5) business days, either party may submit such disagreement for resolution to an arbitrator, who may but shall not be required to be, a certified public accountant, mutually acceptable to the Purchaser and Sellers (the “Arbitrator”), whose determination shall be final and binding on the parties. The fees and expenses of the Arbitrator shall be borne by the Seller and Purchaser in reverse proportion as they may prevail on matters resolved by the Arbitrator, which proportionate allocation shall be determined by the Arbitrator at the time its determination regarding the dispute is rendered.

(d)     Purchaser agrees to (i) use its reasonable commercial efforts to minimize all Seller Charge-Backs and (ii) not take any actions which could reasonably be expected to increase, promote or encourage Seller Charge-Backs.

ARTICLE III.

Representations and Warranties of Sellers

Except as set forth in Sellers’ disclosure schedule dated as of the date hereof and delivered herewith to Purchaser (the “Disclosure Schedule”) which identifies the section and subsection to which each disclosure therein relates (provided, however, that Sellers will be deemed to have adequately disclosed with respect to any section or subsection any matters that are clearly described elsewhere in such document if the applicability of such disclosure to such non-referenced sections or subsections is clearly apparent to the Purchaser), and whether or not the Disclosure Schedule is referred to in a specific section or subsection, Sellers represent and warrant to the Purchaser as follows (it is specifically understood that the following representations and warranties are made only to the extent that they relate to, or may have an effect on, the Businesses, the Transferred Assets or the Assumed Liabilities, whether so expressed or not):

SECTION 3.01	Organization and Standing.

Each of Sellers and the Sellers Affiliate is duly organized and validly existing under the laws of their respective jurisdictions of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to carry on the Businesses as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which a failure to be so qualified, individually or in the aggregate, would have a Businesses Material Adverse Effect.

Authority; Execution and Delivery; Enforceability.

Each of Sellers and the Sellers Affiliate has full corporate power and authority to execute and perform this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each of Sellers and the Sellers Affiliate has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with the terms of such agreement, subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

SECTION 3.02           No Conflicts or Violations; No Consents or Approvals Required.

The execution and delivery by each of Sellers and the Sellers Affiliate of this Agreement do not, and the execution and delivery by each of Sellers and the Sellers Affiliate of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation by each of Sellers and the Sellers Affiliate of the transactions contemplated to be consummated by it by this Agreement and by each Ancillary Agreement will not, conflict with, or result in any breach of or constitute a default under, or result in the creation of any Lien (as defined in Section 3.05) (other than Permitted Liens (as defined in Section 3.05) or Liens caused by Purchaser) upon any of the Transferred Assets under, any provision of (i) in the case of any Seller, its Certificate of Incorporation or By-laws and, in the case of the Sellers Affiliate, its comparable organizational documents, (ii) except as set forth in Schedule 3.03, any Contract to which any Seller or the Sellers Affiliate is a party or by which any of the Transferred Assets is bound or (iii) any judgment, order, writ, injunction, award or decree of any court, arbitrator or governmental or regulatory official, body or authority (“Judgment”) or statute, law, ordinance, rule or regulation (“Applicable Law”) applicable to any Seller or the Sellers Affiliate or any of the Transferred Assets, other than, in the case of clauses (i), (ii) and (iii) above, any such item that would not reasonably be expected to have a Businesses Material Adverse Effect. No consent, approval or authorization (“Consent”) of, or registration, declaration or filing with, any Federal, state, local or foreign court of competent jurisdiction, governmental agency, authority, instrumentality or regulatory body (a “Governmental Entity”), is required to be obtained or made by or with respect to any Seller or the Sellers Affiliate in connection with the execution, delivery and performance of this Agreement, any Ancillary Agreement or the consummation of the Acquisition, other than (A) those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements, and (B) those the failure of which to obtain or make would not reasonably be expected to have a Businesses Material Adverse Effect. The execution, delivery and performance of this Agreement by any Seller and the Sellers Affiliate will not contravene or violate (a) any law, rule or regulation to which any Seller or the Sellers Affiliate is subject, (b) any Judgment which is applicable to any Seller or the Sellers Affiliate , or (c) the certificate of incorporation or Bylaws of any Seller or, in the case of the Sellers Affiliate, its comparable organizational documents or any securities issued by any Seller or the Sellers Affiliate; nor will such execution, delivery or performance violate, be in conflict with or result in the breach (with or without the giving of notice or lapse of time, or both) of any term, condition or provision of, or require the consent of any other party to, any indenture, agreement, contract, commitment, lease, plan, license, permit, authorization or other instrument, document or understanding, oral or written, to which either any Seller or the Sellers Affiliate is a party, by which any Seller or the Sellers Affiliate may have rights or by which any of the assets or properties of any Seller or the Sellers Affiliate may be bound or affected, or give any party with rights thereunder the right to terminate, modify, accelerate or otherwise change the existing rights or obligations of any Seller or the Sellers Affiliate thereunder. No authorization, approval or consent, and no registration or filing with, any governmental or regulatory official, body or authority is required in connection with the execution, delivery and performance of this Agreement by any Seller or the Sellers Affiliate.

SECTION 3.03	Financial Information.

Schedule 3.04 sets forth:

(i)        the special-purpose Statement of Transferred Assets and Assumed Liabilities as of December 31, 2007 (assuming for purposes of such statement that the Closing Date is December 31, 2007) (the “December 31, 2007 Statement of Assets and Liabilities”),

(ii)       the special-purpose Statement of Transferred Assets and Assumed Liabilities as of April 30, 2008 (assuming for purposes of such statement that the Closing Date is April    30, 2008) (the “April 30, 2008 Statement of Assets and Liabilities” and, together with the December 31, 2007 Statement of Assets and Liabilities, the “Statements of Assets and Liabilities”), and

(iii)      the special-purpose Statement of Sales Revenues and Cost of Goods Sold in respect of the operation of the Businesses for the 12 months ended December 31, 2007 (the “December 31, 2007 Statement of Sales and Costs”).

(iv)      the special-purpose Statement of Sales Revenues and Cost of Goods Sold in respect of the operation of the Businesses for the 4 months ended April 30, 2008 (the “April 30, 2008 Statement of Sales and Costs” and, together with the December 31, 2007 Statement of Sales and Costs, the “Statements of Sales and Costs”). The Statements of Assets and Liabilities and the Statements of Sales and Costs are herein referred to collectively as the “Financial Statements”.

The Statements of Assets and Liabilities present a fair estimate in all material respects of the Transferred Assets and Assumed Liabilities of the Businesses based upon review of each Seller’s and the Sellers Affiliate’s unaudited financial statements as of December 31, 2007 and April 30, 2008, respectively, and the Statements of Sales and Costs have been prepared in accordance with GAAP, except that such unaudited Statements of Sales and Costs do not contain the footnotes required by GAAP and are subject to normal year-end audit adjustments, and the assumptions used in the preparation thereof are reasonable and any adjustments used therein are appropriate to give effect to the transactions or circumstances referred to therein and all are in conformity with GAAP. To the knowledge of Sellers, neither any Seller nor the Sellers Affiliate has any liability or obligation (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due) except those liabilities and obligations set forth on the Financial Statements and not heretofore paid or discharged. For purposes of this Agreement, the term “liabilities” shall include, without limitation, any known direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured which would be recordable on the books and records of any Seller or the Sellers Affiliate in accordance with GAAP.

SECTION 3.04	Good and Valid Title.

Sellers or the Sellers Affiliate has, or as of the Closing Date will have, good and valid title to all Transferred Assets, other than those set forth in Schedule 3.05, in each case free and clear of all mortgages, liens, charges, claims, pledges, security interests, conditional sales contracts or other encumbrances of any kind whatsoever (collectively, “Liens”), except (i) such Liens as are set forth in Schedule 3.05, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens arising under original purchase price conditional sales Contracts and equipment leases listed on Schedule 3.07, and (iv) Liens for Taxes and other governmental charges that are not due and payable (the Liens described in clauses (i) through (iv) above are referred to collectively as “Permitted Liens”). Notwithstanding the foregoing, this Section 3.05 does not relate to Transferred Intellectual Property, such items being the subject of Section 3.06.

SECTION 3.05	Intellectual Property.

(a)     With respect to the Transferred Trademarks, Schedule 1.02(a)(ii) sets forth a list that identifies the jurisdictions where such Transferred Trademarks are registered or where applications have been filed, and all registration and application numbers, and any such registrations that have expired. Sellers or the Sellers Affiliate, as applicable, owns, free and clear of all Liens, all right, title and interest in and to, or has a valid right to use, sell, license and sublicense, without any restriction, as applicable, the Transferred Trademarks, provided, however, that for those Transferred Trademarks listed on Schedule 1.02(a)(ii) as expired, such entity may hold only common law rights to such marks. Additionally, one of the Seller or the Sellers Affiliate, as applicable, own, free and clear of all Liens, all right, title and interest in and to, or has a valid right to use, sell, license and sublicense, as applicable, the Other Transferred Intellectual Property identified on Schedule 3.06(a) (the “Other Sellers Intellectual Property”). Ownership of the Transferred Intellectual Property together with the Other Sellers Intellectual Property is sufficient and, immediately following the Closing, will be sufficient to allow the Purchaser to enjoy the intellectual property rights used by Sellers in the operation of the Businesses in the jurisdictions in which such intellectual property is applicable, and to conduct the Businesses in substantially the same manner in which the Sellers conducted the Businesses immediately prior to the Closing.

(b)     In the three (3) years preceding the date of this Agreement, neither any Seller nor any of Sellers’ affiliates (which term as used in this Agreement is inclusive of “the Sellers Affiliate”) has received written notice contesting the validity, use, ownership or enforceability of any of the Transferred Intellectual Property that is, or could be, expected to be material to the operation of the Businesses of Sellers. There exists no pending or, to knowledge of Sellers, threatened litigation, action, lawsuit or claim, including without limitation, any claim for infringement or misappropriation, of other claims material or adverse to the ownership of enforceability rights of any Seller or the Sellers Affiliate with respect to the Transferred Intellectual Property.

(c)     Except as set forth on Schedule (A) to the Non-Transferred Asset License Agreement, there is no license or permit in effect allowing any third party to use any of the Transferred Intellectual Property, and following the Closing, neither any Seller nor any of Sellers’s affiliates shall use, license or permit any third party to use any of the Transferred Intellectual Property.

(d)     Except as set forth in Schedule 3.06, one of the Sellers or the Sellers Affiliate is the owner of the Transferred Trademarks and no license fee of any kind in respect of the Transferred Trademarks is required for the use by any Seller or the Sellers Affiliate of the Transferred Trademarks in those jurisdictions where the Transferred Trademarks are currently used.

(e)     Except as set forth in Schedule 3.06(d), neither any Seller nor the Sellers Affiliate has granted any license of any kind relating to any Transferred Technology, except nonexclusive licenses to end-users in the ordinary course of business. Neither any Seller nor the Sellers Affiliate is bound by or a party to any option, license or other Contract relating to any intellectual property of any other person for the use of such intellectual property in the conduct of the Businesses, except (i) as set forth in Schedule 3.06(d), (ii) for nonexclusive licenses to end-users of machinery and equipment in the ordinary course of business and (iii) for so-called “shrink-wrap” and other non-customized license agreements relating to computer software licensed to one of the Sellers or the Sellers Affiliate in the ordinary course of business.

SECTION 3.06	Contracts.

(a)     Except as set forth in Schedule 3.07, Contracts relating to Excluded Assets and Contracts relating to the manufacture by the Sellers Affiliate of the Products, neither any Seller nor the Sellers Affiliate is a party to or bound by any Contract that is used and held for use exclusively in, or that arises exclusively out of, the operation or conduct of the Businesses (other than this Agreement, the Ancillary Agreements, and Transferred Contracts entered into after the date of this Agreement in the ordinary course of business) and that is:

(i)        a covenant not to compete that limits the conduct of the Businesses as currently conducted;

(ii)       an advertising Contract, in any such case which has an aggregate future liability to any person (other than one of the Sellers or the Sellers Affiliate) in excess of US $25,000 (twenty-five thousand US dollars) and is not terminable by any Seller or the Sellers Affiliate by notice of not more than 90 days for a cost of less than US $10,000 (ten thousand US dollars); or

(iii)      any other Contract that has an aggregate future liability to any person in excess of $25,000 and is not terminable by any Seller or the Sellers Affiliate by notice of not more than 90 days for a cost of less than US $10,000 (ten thousand US dollars).

(b)     Except as set forth in Schedule 3.07, or to the extent not reasonably expected to have a Businesses Material Adverse Effect, each of the Transferred Contracts and other commitments, instruments, documents and undertakings listed on any Schedule of this Agreement or to be assigned to Purchaser is (a) to the best of knowledge of the Sellers, valid and (b) enforceable in accordance with its terms, subject to general principles of equity and applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally. With respect to the Transferred Contracts and other commitments, instruments, documents, and undertakings listed on any Schedule of the Agreement to be assigned to Purchaser, (x) the parties thereto are in compliance with the provisions thereof; (y) no party is in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein; and (z) no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder; furthermore, no such Transferred Contract, commitment, instrument, document or undertaking, in the reasonable opinion of Sellers and the Sellers Affiliate, contains any contractual requirement with which there is a reasonable likelihood any party thereto will be unable to comply. The failure of any Seller or the Sellers Affiliate to obtain the consent or approval of any party to any agreement, contract, commitment, lease or other instrument, document or undertaking listed on the Schedules of this Agreement or to be assigned to Purchaser, prior to the execution of this Agreement or the consummation of the transactions contemplated hereby, will not result in a default, termination, breach, renegotiation or acceleration of any thereof.

(c)     Except as set forth in Schedule 3.07, no Transferred Contract requires the consent of any party thereto, or any third party beneficiary, in order to be assigned to Purchaser in accordance with the terms hereof.

SECTION 3.07	Proceedings.

Schedule 3.08 sets forth a list as of the date of this Agreement of each pending proceeding against any Seller or the Sellers Affiliate (as to which a complaint has been served on any Seller or the Sellers Affiliate), which relates to the Businesses and pursuant to which a party seeks (a) more than $50,000 from Sellers or the Sellers Affiliate or (b) injunctive relief prohibiting the consummation of the Acquisition. Except as set forth in Schedule 3.08, neither any Seller nor the Sellers Affiliate is a party or subject to or in default under any unsatisfied Judgment applicable to the conduct of the Businesses. This Section 3.08 does not relate to Transferred Intellectual Property matters, such items being the subject of Section 3.06.

SECTION 3.08	Absence of Changes or Events.

Except as set forth in Schedule 3.09 or Schedule 5.01, since the date of the December 31, 2007 Statement of Assets and Liabilities there has not been a Businesses Material Adverse Effect. Purchaser acknowledges that there may be disruption to the operation of the Businesses as a result of the announcement by Sellers of its intention to sell the Businesses (and there may be further disruption to the Businesses as a result of the execution of this Agreement (including due to the identity of Purchaser) and the consummation of the transactions contemplated hereby), and Purchaser agrees that any such disruptions and any disruptions occasioned by the liquidation of Inventory agreed by the Parties in the Transferred Trademark License, do not and shall not constitute a breach of this Section 3.09. Except as set forth in Schedule 3.09, neither any Seller nor the Sellers Affiliate has, with respect to the Businesses:

(a)     sold, assigned or transferred any of its assets or properties, other than in the ordinary course of its business;

(b)     created, incurred, assumed or guaranteed any indebtedness for money borrowed, or mortgaged, pledged or subjected to any Lien against any of its assets or properties;

(c)     made or suffered any amendment or termination of any agreement, contract, commitment, lease or plan to which it is a party or by which it is bound, or canceled, modified or waived any debt or claim held by it, or waived any right or rights of substantial value;

(d)     suffered any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting its business, operations, assets, properties, prospects or condition (financial or otherwise);

(e)     made any capital expenditure or capital addition or betterment except such as may be involved in the ordinary repair, maintenance and replacement of its assets; or

(f)      entered into any transaction, other than in the ordinary course of business consistent with past practice.

SECTION 3.09	Compliance with Applicable Laws.

Each Seller and the Sellers Affiliate has complied with each and is not in violation of any law, statute, rule, or regulation to which it or its business, operations, assets or properties is subject, including the Safe Drinking and Toxic Enforcement Act of 1986 of the State of California (“Proposition 65”), and has not failed to obtain or adhere to the requirements of any license, permit or authorization necessary to the ownership of its assets and properties, other than its intellectual property, or to the conduct of the Businesses. This Section 3.10 does not relate to Tax matters.

SECTION 3.10	Accounts Payable.

Schedule 3.11 sets forth a detailed list of all transferred Accounts Payable as of the date hereof.

SECTION 3.11	Customers and Suppliers.

Other than as set forth on Schedule 3.12 hereto, to the knowledge of Sellers (a) no wholesale customer (or group of wholesale customers under common ownership or control) has stopped or intends to stop, or has reduced or intends to reduce to a level that would constitute a

Businesses Material Adverse Effect, purchasing the products or services of the Businesses, and (b) no supplier (or group of suppliers under common ownership or control) that accounted for fifteen percent (15%) or more of the aggregate supplies purchased by the Businesses during the past 18 months has stopped or intends to stop supplying products or services to the Businesses.

SECTION 3.12	Insurance.

The assets, properties and business relating to the Businesses of Sellers and the Sellers Affiliate are insured under various policies of general liability, products liability and other forms of insurance, as set forth on Schedule 3.13. Neither any Seller nor the Sellers Affiliate has failed to give any notice or present any claim under any such policy in a timely fashion or in the manner or detail required by the policy other than as would not be expected to give rise to a Businesses Material Adverse Effect, and all existing notices and claims are listed on Schedule 3.13 (a). No notice of cancellation or non-renewal with respect to, or disallowance of any claim under, any such policy has been received by any Seller or the Sellers Affiliate. There are no outstanding unpaid premiums or claims, and there are no provisions for retroactive or retrospective premium adjustments. Schedule 3.13(b) also contains a true and complete description of all outstanding bonds and other surety arrangements issued or entered into in connection with the Businesses or the operations of any Seller.

SECTION 3.13	Inventory and Tangible Assets.

The Sellers Inventory to be transferred to Purchaser pursuant hereto is (i) in transit to one of the Sellers, or located entirely within one of the Sellers’ distribution facility, and (ii) shall be made available for Purchaser to access from and after the Closing Date, wherever located at all reasonable times and under all reasonable circumstances.

SECTION 3.14	Books of Account.

The books of account of each Seller reflect all of its items of income and expense, and all of its assets, liabilities and accruals required to be reflected therein in accordance with GAAP.

SECTION 3.15	No Defective or Unsafe Products.

Except as set forth on Schedule 3.16, (i) there are no statements, citations or decisions by any Governmental Entity stating or implying that any product forming part of the Sellers Inventory or employing the Transferred Intellectual Property and sold by any Seller or the Sellers Affiliate as part of the Businesses (such products, the “Transferred Product Class”) is defective or unsafe or fails to meet any standards promulgated by any Governmental Entity; (ii) there have been no recalls ordered by any Governmental Entity with respect to any Transferred Product Class product or any voluntary recall of any Transferred Product Class product by any Seller or the Sellers Affiliate; and (iii) there is no (A) fact relating to any Transferred Product Class product of any Seller or the Sellers Affiliate that may impose upon any Seller or the Sellers Affiliate a duty to recall any such product or a duty to warn customers of a defect in any such product, (B) design, manufacturing or other defect of any kind in any Transferred Product Class product, (C) material liability for warranty claims, returns or servicing with respect to any Transferred Product Class product of any Seller or the Sellers Affiliate not fully reflected in the April 30, 2008 Statement of Assets and Liabilities or (D) Proposition 65 claim for lead-based products with respect to any Transferred Product Class product of any Seller or the Sellers Affiliate.

SECTION 3.16           Product Warranties. Except as set forth on Schedule 3.17, since January 1, 2005, neither any Seller nor the Sellers Affiliate has made any express warranty with respect to the Businesses or any of the products sold in the Businesses. Except as set forth on Schedule 3.17, since January 1, 2005, neither any Seller nor the Sellers Affiliate has received any notice of any claim based on any such warranty, except for product returns through any Seller’s or Sellers Affiliate’s customer service departments in the ordinary course of business.

ARTICLE IV.

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to the Sellers and the Sellers Affiliate as follows:

SECTION 4.01	Organization and Standing.

Purchaser is validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which would not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Acquisition (a “Purchaser Material Adverse Effect”).

SECTION 4.02	Authority; Execution and Delivery; Enforceability.

Purchaser has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby. Purchaser has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

SECTION 4.03           No Conflicts or Violations; No Consents or Approvals Required.

The execution and delivery by Purchaser of this Agreement do not, the execution and delivery by Purchaser of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby will not conflict with, or result in any breach of or constitute a default under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its subsidiaries under, any provision of (i) the organizational documents of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) any Judgment or Applicable Law applicable to Purchaser or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (i), (ii) and (iii) above, any such items that would not reasonably be expected to have a Purchaser Material Adverse Effect. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition other than those that may be required solely by reason of Sellers’ (as opposed to any third party’s) participation in the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements and those the failure of which to obtain or make would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.04	Proceedings.

There are not any(a) outstanding Judgments against Purchaser or any of its subsidiaries, (b) proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its subsidiaries or (c) investigations by any Governmental Entity that are pending or threatened against Purchaser or any of its subsidiaries that, in any such case, would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05	Availability of Funds.

Purchaser has cash or lines of credit available sufficient to enable it to consummate the Acquisition and the other transactions contemplated by this Agreement.

SECTION 4.06	No Knowledge of Misrepresentations or Omissions.

Purchaser does not have any knowledge that any of the representations and warranties of Sellers made in this Agreement are not true and correct in all material respects. Purchaser does not have any knowledge of any material errors in, or material omissions from, any Disclosure Schedule.

ARTICLE V.

Covenants and Mutual Representations

SECTION 5.01	Covenants Relating to Conduct of the Businesses.

(a)     Except for matters (x) set forth in Schedule 5.01, (y) expressly agreed to by Purchaser or (z) otherwise contemplated by the terms of this Agreement, from the date of this Agreement to the Closing Date, Sellers and Sellers Affiliate shall, and Sellers Affiliate shall cause Sellers to, conduct the Businesses in all material respects in the ordinary course in a manner substantially consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve the material business relationships with customers, suppliers, distributors and others with whom any Seller or the Sellers Affiliate deals with in connection with the conduct of the Businesses in the ordinary course of business. Notwithstanding the foregoing, Purchaser acknowledges and agrees that except as set forth in the Transition Services Agreement, relationships with Sellers and certain of their affiliates providing services to the Businesses will terminate as of the Closing as contemplated in Section 11.03 and that such terminations shall not constitute a breach of this Agreement. In addition, except as set forth in Schedule 5.01 or otherwise contemplated by the terms of this Agreement, Sellers and Sellers Affiliate shall, and Sellers Affiliate shall cause Sellers to, do or refrain from doing without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), as applicable, the following in connection with the Businesses:

(i)        not subject any asset that if held or used by any Seller or the Sellers Affiliate at the time of the Closing would be a Transferred Asset to any Lien that would have been required to be set forth in Schedule 3.05 if existing on the date of this Agreement;

(ii)       not waive any claim or right of material value that relates exclusively to the Businesses;

(iii)      not sell, lease, license or otherwise dispose of any asset that if held or used by any Seller or Sellers Affiliate at the time of the Closing would be a Transferred Asset that is material to the Businesses, except Inventory sold or disposed of in the ordinary course of business;

(iv)      not enter into any material contract, including but not limited to, any material contract for the performance of services;

(v)       not advertise or conduct inventory reduction sales or reduce the price of any item of Sellers Inventory, other than in the ordinary course of business;

(vi)      use its reasonable commercial efforts to maintain the services of the present employees;

(vii)     preserve the goodwill of the Businesses and that of each Seller’s suppliers, customers and others having business relations with any Seller;

(viii)    permit Purchaser’s representatives to remain on the business premises during normal business hours and to observe the operation of the Businesses wherever conducted; provided the presence of Purchaser’s representatives does not unreasonably disrupt the normal operations of any Seller or the Sellers Affiliate relating to the Businesses, specifically including the free and unfettered interaction between any Seller or the Sellers Affiliate and its outside accountants and auditors;

(ix)      not terminate, modify or amend any lease, license, permit, material contract or other material agreement, except in the ordinary course of business;

(x)       not incur any indebtedness, liability or obligation of any nature except current liabilities in the ordinary course of business consistent with past practice;

(xi)      not do any act or fail to do any act which would cause a material breach of any contract or commitment to which it is a party; or

(xii)     not agree, whether in writing or otherwise, to do any of the foregoing.

(b)     Each Seller and the Sellers Affiliate shall use, and Sellers Affiliate shall cause the Sellers to use, its reasonable best efforts to keep, or to cause to be kept, all insurance policies currently maintained with respect to all assets that if held or used by any Seller or the Sellers Affiliate at the time of Closing would be a Transferred Asset (the “Sellers Insurance Policies”), or suitable replacements therefore, in full force and effect through the close of business on the Closing Date; it being understood that any and all Sellers Insurance Policies are owned and maintained by one of the Sellers or one of their affiliates (and do not exclusively relate to the Businesses). Purchaser will not have any rights under the Sellers Insurance Policies from and after the Closing Date.

(c)     Neither the Sellers Affiliate, nor any Seller, nor any agent, employee, officer, director, trustee or any representative of any of the foregoing will, during the period commencing on the date of this Agreement and ending with the earlier to occur of the Closing Date or the termination of this Agreement in accordance with its terms, directly or indirectly, solicit or initiate the submission of proposals or offers from any person or entity for, participate in any discussions pertaining to, or furnish any information to any person or entity other than the Purchaser or the Purchaser’s authorized agent, relating to any acquisition or purchase of all or a material amount of the assets of, or any equity interest in, any Seller or any merger, consolidation or business combination of or involving any Seller.

SECTION 5.02	Access to Information.

Sellers and Sellers Affiliate shall afford, and Sellers Affiliate shall cause the Sellers to afford, to Purchaser and its accountants, counsel and other representatives reasonable access, upon reasonable prior notice during normal business hours during the period prior to the Closing, to the offices and premises, personnel, books, Transferred Contracts, commitments and records relating exclusively to the Businesses (other than the Excluded Assets); provided, however, that such access does not unreasonably disrupt the normal operations of Sellers relating to the Businesses, nor shall Purchaser be permitted to observe or participate in any Seller’s internal meetings and procedures related to compliance with the terms and conditions of this Agreement. Nothing contained in this Section 5.02 shall obligate any Seller or the Sellers Affiliate to breach any duty of confidentiality owed to any person whether such duty arises contractually, statutorily or otherwise.

SECTION 5.03	Confidentiality/Best Efforts.

(a)     Purchaser acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated hereby is subject to the terms of a confidentiality agreement between Lifetime Brands, Inc. and Mikasa Inc. dated July 7, 2007 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Businesses; provided, however, that Purchaser acknowledges that any and all other information provided to it by any Seller or any Seller’s representatives concerning any Seller or its affiliates, including the Sellers Affiliate, shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date, and Purchaser expressly covenants not to employ or otherwise exploit any Indivisible Confidential Information, notwithstanding its physical or electronic transfer to Purchaser.

(b)     On the terms and subject to the conditions of this Agreement, each Seller, the Sellers Affiliate and Purchaser shall use, and the Sellers Affiliate shall cause each Seller to use, its commercial best efforts to cause the Closing to occur, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing. Neither any Seller, the Sellers Affiliate nor Purchaser shall permit any of their respective affiliates to, take any actions that would, or that could reasonably be expected to, result in any of the conditions set forth in Article VI not being satisfied.

SECTION 5.04	Brokers or Finders.

Each of each Seller, the Sellers Affiliate, Purchaser and the Purchaser Affiliate represents, as to itself and its affiliates, that no agent, broker, investment banker or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except, as any Seller and the Sellers Affiliate, Morgan Joseph & Co. Inc., whose fees and expenses will be paid by Sellers or the Sellers Affiliate, and, as to Purchaser and the Purchaser Affiliate, any fees and expenses of any advisor, broker, or agent Purchaser or the Purchaser Affiliate may employ or otherwise contract with in respect of the Acquisition, will be paid by Purchaser or the Purchaser Affiliate.

SECTION 5.05	Universal Product Code Transfer Agreement.

At the Closing, Purchaser, Sellers and Sellers Affiliate will enter into a universal product code transfer agreement (substantially in the form attached hereto as Exhibit C, the “Universal Product Code Transfer Agreement”).

SECTION 5.06	Transition Services Agreement.

At the Closing, Purchaser, Sellers and Sellers Affiliate shall enter into a transition services agreement (in the form attached hereto as Exhibit D, the “Transition Services Agreement”).

SECTION 5.07	Distribution Center Services Agreement.

At the Closing, Purchaser, Sellers and Sellers Affiliate shall enter into a distribution center services agreement (substantially in the form attached hereto as Exhibit E, the “Distribution Center Services Agreement”).

SECTION 5.08	Non-Transferred Asset License.

At the Closing, Sellers and the Sellers Affiliate will execute and deliver the Non-Transferred Asset License.

SECTION 5.09        Transferred Trademark License.

At the Closing, Sellers will execute and deliver the Transferred Trademark License.

SECTION 5.10	International Agency Agreement.

At the Closing, Purchaser and Sellers Affiliate shall enter into an international agency agreement (substantially in the form attached hereto as Exhibit F, the “International Agency Agreement”).

SECTION 5.11	Corporate Giftware Agency Agreement.

At the Closing, Purchaser and Sellers Affiliate shall enter into a corporate giftware agency agreement (substantially in the form attached hereto as Exhibit G, the “Corporate Giftware Agency Agreement”).

SECTION 5.12	Non-Contention of Rights to Transferred Intellectual Property.

Following the Closing, neither any Seller nor any affiliate of any Seller (including the Sellers Affiliate) will challenge Purchaser’s right, title and interest in, or ownership of, any of the Transferred Intellectual Property, except to the extent that Sellers shall have a license to use certain Transferred Intellectual Property as set forth on Schedule A of the Non-Transferred Asset License. Following the Closing, neither the Purchaser nor any of Purchaser’s affiliates will challenge Sellers or Sellers Affiliate’s right, title and interest in, or ownership of, (a) any of the intellectual property set forth in Schedule 1.02(b)(xvi), or (b) any of the Transferred Intellectual Property for any periods prior to the Closing Date

SECTION 5.13	Gift Card.

From the Closing Date through December 31, 2011, Purchaser will not take any action which would be reasonably likely to encourage, promote or encourage the redemption by customers of gift cards issued by Mikasa prior to the Closing Date

SECTION 5.14	Ralph Lauren.

With respect to the business (the “Ralph Lauren Business”) conducted by American Commercial under or pursuant to its license agreement with Ralph Lauren Home Collection, Inc. and certain of its affiliates (the “Ralph Lauren License”) the Sellers, the Sellers Affiliate and Purchaser agree as follows:

(a)       Following the Closing, the Sellers and the Sellers Affiliate, on the one hand, and Purchaser, on the other hand, shall cooperate with one another in order to determine a reasonably appropriate arrangement for the orderly continuation of the Ralph Lauren Business through the end of the current term of the Ralph Lauren License on December 31, 2008 (and any sell off period following December 31, 2008 permitted under the Ralph Lauren License), including, but not limited to, the distribution, sale and invoicing of all inventory held by the Sellers with respect to the Ralph Lauren Business (the “Ralph Lauren Inventory”).

            (b)       On the Closing Date (i) solely for purposes of administration of inventory management, distribution and invoicing of customers with respect to the Ralph Lauren Business, on the SAP system and distribution center information systems located at the Charleston Distribution Facility (together the “DC Systems”), all Ralph Lauren Inventory held by the Sellers on the Closing Date and located at the Charleston Distribution Facility shall be reflected as having been transferred to Purchaser for zero cost and (ii) Purchaser shall, at Sellers cost and expense, provide reasonable assistance to Sellers in permitting shipment and invoicing of the Ralph Lauren Inventory from the Charleston Distribution Facility, including, but not limited to, permitting invoicing under Purchaser’s name. Notwithstanding the foregoing (i) all right, title and interest in and to the Ralph Lauren Inventory shall remain with Seller and shall not be transferred or assigned to Purchaser and (ii) the Ralph Lauren Inventory shall not constitute Seller Inventory for purposes of this Agreement.

(c)       In the event it becomes necessary to transfer or remove the Ralph Lauren Inventory from the Charleston Distribution Facility, Purchaser shall cooperate to have the Ralph Lauren Inventory on the DC Systems transferred to one or more of the Sellers or their designee(s) on the DC Systems at zero cost.

(d)       The foregoing treatment of the Ralph Lauren Inventory shall be at no cost to Purchaser under the terms of the Distribution Center Services Agreement or otherwise. In the event of any conflict between the terms of this Section 5.14 and terms of the Distribution Center Services Agreement, the terms of this Section 5.14 shall govern.

SECTION 5.15	Tyler Florence.

With respect to the business (the “Tyler Florence Business”) conducted by Mikasa under or pursuant to its license agreement with Foodworks Production, Inc. (the “Tyler Florence License”) the Sellers, the Sellers Affiliate and Purchaser agree as follows:

(a)       Following the Closing, the Sellers and the Sellers Affiliate, on the one hand, and Purchaser, on the other hand, shall cooperate with one another in order to determine a reasonably appropriate arrangement for the orderly continuation of the Tyler Florence Business through September 30, 2008 (and any sell off period following September 30, 2008 permitted under the Tyler Florence License), including, but not limited to, the distribution, sale and invoicing of all inventory held by the Sellers with respect to the Tyler Florence Business (the “Tyler Florence Inventory”).

(b)       On the Closing Date (i) solely for purposes of administration of inventory management, distribution and invoicing of customers with respect to the Tyler Florence Business, on the DC Systems, all Tyler Florence Inventory held by the Sellers on the Closing Date and located at the Charleston Distribution Facility shall be reflected as having been transferred to Purchaser for zero cost and (ii) Purchaser shall, at Sellers cost and expense, provide reasonable assistance to Sellers in permitting shipment and invoicing of the Tyler Florence Inventory from the Charleston Distribution Facility, including, but not limited to, permitting invoicing under Purchaser’s name. Notwithstanding the foregoing (i) all right, title and interest in and to the Tyler Florence Inventory shall remain with Seller and shall not be transferred or assigned to Purchaser and (ii) the Tyler Florence Inventory shall not constitute Seller Inventory for purposes of this Agreement.

(c)       In the event it becomes necessary to transfer or remove the Tyler Florence Inventory from the Charleston Distribution Facility, Purchaser shall cooperate to have the Tyler Florence Inventory on the DC Systems transferred to one or more of the Sellers or their designee(s) on the DC Systems.

(d)       The foregoing treatment of the Tyler Florence Inventory shall be at no cost to Purchaser under the terms of the Distribution Center Services Agreement or otherwise. In the event of any conflict between the terms of this Section 5.15 and terms of the Distribution Center Services Agreement, the terms of this Section 5.15 shall govern.

ARTICLE VI.

Conditions to Closing

SECTION 6.01	Conditions to Each Party’s Obligation.

The obligation of Purchaser to purchase and pay for the Transferred Assets and the obligations of Sellers and the Sellers Affiliate to, and the obligation of the Sellers Affiliate to cause the Sellers to, sell, transfer, assign and deliver the Transferred Assets to Purchaser is subject to the satisfaction (or waiver by Purchaser, Sellers and the Sellers Affiliate) on or prior to the Closing Date of the following conditions:

(a)     Governmental Approvals. All material Consents of, or registrations, declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity legally required for the consummation of the Acquisition shall have been obtained or filed or shall have occurred.

(b)     No Injunctions or Restraints. No Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect; provided, however, that each of the parties shall have used its best efforts (as required by Section 5.04) to prevent the occurrence or entry of any such legal restraint and to remove or appeal as promptly as possible any such legal restraint.

(c)     No Proceedings. No proceeding shall be pending or threatened before any court or governmental agency in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby, and no investigation that might reasonably be expected to result in any such suit, action or proceeding shall be pending or threatened.

Conditions to Obligation of Purchaser.

The obligation of Purchaser to purchase and pay for the Transferred Assets is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(d)     Representations and Warranties. The representations and warranties of Sellers and the Sellers Affiliate in this Agreement shall be, with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects at and as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects, at and as of the Closing Date, except to the extent any such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects, or in all material respects, as appropriate, on and as of such earlier date).

(e)     Performance of Obligations of Sellers and the Sellers Affiliate. Sellers and the Sellers Affiliate shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Sellers and the Sellers Affiliate by the time of the Closing.

(f)      Good Standings and Resolutions. Each Seller and the Sellers Affiliate shall have furnished the Purchaser with (i) certificates of good-standing for each Seller and the French equivalent for the Sellers Affiliate and (ii) certified copies of all proceedings of each Seller and of the Sellers Affiliate authorizing the transactions hereby contemplated as the Purchaser reasonably shall require.

(g)     Lien Discharge. The Sellers shall have obtained a release and discharge of any and all Liens, other than Permitted Liens, which affect the Businesses or the Transferred Assets.

SECTION 6.02	Conditions to Obligations of Sellers and the Sellers Affiliate.

The obligations of Sellers and the Sellers Affiliate to, or of the Sellers Affiliate to cause the Sellers to, sell, transfer, assign and deliver the Transferred Assets is subject to the satisfaction (or waiver by Sellers and the Sellers Affiliate) on or prior to the Closing Date of the following conditions:

(a)     Representations and Warranties. The representations and warranties of Purchaser in this Agreement shall be, with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects at and as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects, at and as of the Closing Date, except to the extent any such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects, or in all material respects, as appropriate, on and as of such earlier date).

(b)     Performance of Obligations of Purchaser and the Purchaser Affiliate. Purchaser and the Purchaser Affiliate shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser and the Purchaser Affiliate by the time of the Closing.

SECTION 6.03	Frustration of Closing Conditions.

Neither Purchaser nor any Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its commercial best efforts to cause the Closing to occur, as required by Section 5.04.

ARTICLE VII.

Termination; Effect of Termination

SECTION 7.01	Termination.

(a)     Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned, at any time prior to the Closing:

(i)	by mutual written consent of Sellers and Purchaser;

(ii)       by Sellers if any of the conditions set forth in Section 6.01 or 6.03 shall have become incapable of fulfillment and shall not have been waived in writing by duly authorized officers of Sellers;

(iii)      by Purchaser if any of the conditions set forth in Section 6.01 or 6.02 shall have become incapable of fulfillment, and shall not have been waived by Purchaser; or

(iv)      by Sellers or Purchaser, if the Closing does not occur on or prior to 5:00 p.m. New York, NY USA time on June 30, 2008;

provided, however, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(b)     In the event of termination by Sellers or Purchaser pursuant to this Section 7.01, written notice thereof shall forthwith be given to the other party or parties and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i)        Purchaser shall, and shall cause each of its directors, officers, employees, agents, representatives and advisors to, return to Sellers all documents and other material received from Sellers or any of their affiliates relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof; and

(ii)       all confidential information received by Purchaser, its directors, officers, employees, agents, representatives or advisors with respect to the businesses of Sellers and their affiliates, including the Sellers Affiliate (including, in each case, with respect to the

Businesses) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 7.02	Effect of Termination.

If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 5.03 relating to the obligation of Purchaser to keep confidential certain information and data obtained by it from any Seller or any Seller’s representatives, (ii) Section 12.03 relating to certain expenses, (iii) Section 5.04 relating to finder’s fees and broker’s fees, (iv) Section 7.01 and this Section 7.02 and (v) Section 11.01 relating to publicity. Nothing in this Section 7.02 shall be deemed to release any party from any liability for any breach by such party of the terms, conditions, covenants and other provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

ARTICLE VIII.

Indemnification

SECTION 8.01	Indemnification by Sellers and the Sellers Affiliate.

Subject to the limitations set forth in Section 8.06(a), from and after the Closing, Sellers shall indemnify, defend and hold harmless Purchaser and each of its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) from and against any and all claims, losses, damages, liabilities, obligations or expenses, including reasonable third-party legal fees and expenses (collectively, “Losses”), to the extent arising or resulting from any of the following:

(i)        any breach of any representation or warranty of any Seller or the Sellers Affiliate contained in this Agreement;

(ii)       any breach of any covenant of any Seller or the Sellers Affiliate contained in this Agreement;

(iii)      any and all actions, suits, claims, or legal, administrative, arbitration, governmental or other proceedings or investigations against any Sellers Indemnitee that relate to the Businesses and which result from or arise out of any event, occurrence, action, inaction or transaction occurring prior to the Closing Date;

(iv)      any non-Assumed or Retained Liability, including, but not limited to, any liability arising out of the employment or discharge by any Seller or the Sellers Affiliate of any employee; and

(v)       any fees, expenses or other payments incurred or owed by any Seller or the Sellers Affiliate or any of their respective affiliates to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement.

SECTION 8.02        Indemnification by Purchaser.

Subject to the limitations set forth in Section 8.06(a), from and after the Closing, Purchaser shall indemnify, defend and hold harmless each Seller and each of its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Sellers Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(i)        any breach of any representation or warranty of Purchaser or the Purchaser Affiliate contained in this Agreement;

(ii)       any breach of any covenant of Purchaser or the Purchaser Affiliate contained in this Agreement;

(iii)      any and all actions, suits, claims, or legal, administrative, arbitration, governmental or other proceedings or investigations against any Purchaser Indemnitee to the extent that such actions, suits, claims or legal, administrative arbitration, governmental or other proceedings or investigations relate to the Purchaser, the Purchaser’s business or its assets and which result from or arise out of any event, occurrence, action, inaction or transaction;

(iv)	any Assumed Liability; and

(v)       any fees, expenses or other payments incurred or owed by Purchaser or its affiliates to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement.

SECTION 8.03	Indemnification Procedures.

Notice must be given within thirty (30) days after discovery of any fact or circumstance on which a party could claim indemnification (“Claim” or “Claims”, and such Sellers Indemnitee, or Purchaser Indemnitee, as applicable, making such claim, the “Indemnified Party,” and the other party the “Indemnifying Party”). The notice shall describe the nature of the Claim, if the Claim is determinable, the amount of the Claim, or if not determinable, an estimate of the amount of the Claim. Each party agrees to use its best efforts as the Indemnified Party to minimize the amount of the Losses for which it is entitled to indemnification. If the Indemnified Party, in order to fulfill its obligations to the Indemnifying Party must take legal action or if the Indemnified Party is involved in legal action, the outcome of which could give rise to its seeking indemnification, the Indemnified Party shall consult with the Indemnifying Party with respect to such legal action and allow the Indemnifying Party to participate therein.

No Claim for which indemnification is asserted shall be settled or compromised without the written consent of the Sellers and the Purchaser; provided, however, if an Indemnified Party does not consent to a bona fide settlement proposed by the Indemnifying Party, the Indemnified Party shall be liable for indemnification only to the lesser of a final, non-appealable judgment or the amount to be paid in settlement.

Subject to the provisions of this Section, neither party shall have recourse for indemnification until a Claim is fully and finally resolved. For a period of thirty (30) days following the giving of the notice of such Claim, the Purchaser and the Sellers shall attempt to resolve any differences they may have with respect to such Claim. If a resolution is not reached within the thirty (30) day period (unless the parties agree to extend the period), the matter may be submitted to a court of competent jurisdiction.

A Claim shall be deemed finally resolved if settled in writing with appropriate releases, or in the event a matter is submitted to a court, upon the entry of a final, non-appealable judgment.

SECTION 8.04	Payment of Indemnification Obligation.

Sellers agree to pay promptly to any Sellers Indemnitee, and the Purchaser agrees to pay promptly to any Purchaser Indemnitee, the amount of all Loss to which the foregoing indemnities relate; provided, that Purchaser shall have the rights set forth in the last sentence of Section 2.02(c)(i).

SECTION 8.05	Other Rights and Remedies Not Affected.

The indemnification rights of the parties under this Article VIII are independent of and in addition to such rights and remedies as the parties may have at law or in equity or otherwise for any misrepresentation, breach of warranty or failure to fulfill any agreement or covenant hereunder, including without limitation the right to seek specific performance, rescission or restitution, none of which rights or remedies shall be affected or diminished hereby.

SECTION 8.06	Limitations on Indemnification.

(a)       Notwithstanding the foregoing provisions of this Article VIII, (i) neither Sellers nor the Sellers Affiliate shall be responsible, pursuant to Section 8.01(i), for any indemnifiable Loss suffered by any Purchaser Indemnitee arising out of a breach of any representation or warranty of any Seller or the Sellers Affiliate herein unless a claim therefore is asserted in writing within twelve (12) months after the Closing Date, failing which such claim shall be waived and extinguished; provided, however, a claim arising out of a breach of any representation or warranty of any Seller contained in Section 3.01, 3.02, 3.03 or 3.05 may be made at any time without limitation, (ii) no Seller nor the Sellers Affiliate shall be responsible pursuant to Section 8.01(ii), for any indemnifiable Loss suffered by any Purchaser Indemnitee arising out of a breach of a covenant of any Sellers or the Sellers Affiliate herein unless a claim therefore is asserted in writing within twelve (12) months after the date such covenant was to be performed, failing which such claim shall be waived and extinguished, (iii) no Seller nor the Sellers Affiliate shall be liable, pursuant to Section 8.01(i) or (ii), for any Losses suffered by any Purchaser Indemnitee unless the aggregate of all Losses suffered by the Purchaser Indemnitees exceeds, on a cumulative basis, an amount equal to US $250,000 (two hundred fifty thousand US dollars), and then only to the extent of any such excess (provided, however, that the provisions of this clause (iii) shall not apply with respect to a breach of the representation and warranty contained in Section 3.16(iii)(D) above (provided that claims arising with respect to breaches of Section 3.16(iii)(D) shall only be make in increments of $1,000 or more) and (iv) the aggregate liability of Sellers and the Sellers Affiliate hereunder, pursuant to Section 8.01(i) or (ii), for Losses suffered by the Purchaser Indemnitees shall in no event exceed US $2,500,000 (two million five hundred thousand US dollars).

(b)     Notwithstanding the foregoing provisions of this Article VIII, (i) Purchaser shall not be responsible, pursuant to Section 8.02(i), for any indemnifiable Loss suffered by any Sellers Indemnitee arising out of a breach of any representation or warranty of Purchaser herein unless a claim therefore is asserted in writing within twelve (12) months after the Closing Date, failing which such claim shall be waived and extinguished; provided, however, a claim arising out of a breach of any representation or warranty of Purchaser contained in Section 4.01, 4.02, or 4.03may be made at any time without limitation, (ii) Purchaser shall not be responsible pursuant to Section 8.02(ii), for any indemnifiable Loss suffered by any Sellers Indemnitee arising out of a breach of a covenant of Purchaser herein unless a claim therefore is asserted in writing within twelve (12) months after the date such covenant was to be performed, failing which such claim shall be waived and extinguished, (iii) Purchaser shall not be liable, pursuant to Section 8.02(i) or (ii), for any Losses suffered by any Sellers Indemnitee unless the aggregate of all Losses suffered by the Sellers Indemnitees exceeds, on a cumulative basis, an amount equal to US $250,000 (two hundred fifty thousand US dollars), and then only to the extent of any such excess and (iv) the aggregate liability of Purchaser hereunder, pursuant to Section 8.02(i) or (ii), for Losses suffered by the Sellers Indemnitees shall in no event exceed US $2,500,000 (two million five hundred thousand US dollars).

SECTION 8.07	Calculation of Indemnity Payments.

The amount of any Loss for which indemnification is provided under this Article VIII shall be net of any amounts recovered or recoverable by the Indemnified Party under insurance policies with respect to such Loss.

SECTION 8.08	Tax Treatment of Indemnification.

For all Tax purposes, Purchaser, the Purchaser Affiliate, each Seller and the Sellers Affiliate agree to treat (and shall cause each of their respective affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Final Purchase Price unless a final determination (which shall include the execution of an IRS Form 870-AD or successor form) provides otherwise.

ARTICLE IX.

Tax Matters

SECTION 9.01	Tax Matters.

(a)	Purchase Price Allocations.

(i)        Within ten (10) business days following the Closing Date, Purchaser shall provide Sellers with an estimate of the allocation of the total consideration (including liabilities assumed) among the Transferred Assets, with a single number for all of the

Transferred Assets of each Seller and of the Sellers Affiliate. This estimate will be used at the Closing. If Sellers do not agree with such estimate, Sellers and Purchaser shall use good faith efforts to agree on an estimate prior to the Closing Date. If the parties cannot agree on such estimate prior to the Closing Date, Purchaser’s estimate shall be used for allocating the total consideration pursuant to this Agreement at the Closing.

(ii)       Without regard to the estimate determined pursuant to Section 9.01(a)(i), within 60 calendar days of the determination of the Final Purchase Price, Purchaser shall provide Sellers a proposed allocation (the “Allocation”) of the total consideration (including liabilities assumed) among the Transferred Assets, as well as with a single amount for all of the Transferred Assets of each Seller and of the Sellers Affiliate. The Allocation shall become final and binding 20 calendar days after Purchaser provides the Allocation to Sellers, unless Sellers object on the grounds that there is no reasonable basis for the Allocation (in which case, Sellers shall propose an allocation). If the parties cannot agree on the Allocation, the parties shall jointly appoint an independent accountant to resolve the matter.

(iii)      Each Seller (and their affiliates) and Purchaser (and its affiliates) agree to file all Tax Returns consistent with the final version of the Allocation and forms described in this Section 9.01.

(b)     Sellers and Purchaser shall cooperate in timely making all filings, returns, reports and forms as may be required in connection with Purchaser’s payment of Transfer Taxes. Sellers (and their affiliates) shall execute and deliver all instruments and certificates necessary to enable the Purchaser to comply with any filing requirements relating to any such Transfer Taxes. Purchaser shall pay all Transfer Taxes; provided, however, that each Seller and the Sellers Affiliate shall use reasonable efforts to avail itself of all available exemptions from any such Transfer Taxes, and to cooperate with the Purchaser in providing any information and documentation that may be necessary to obtain such exemption.

(c)     Real and Personal Property Taxes which are imposed on a periodic basis shall be allocated to Sellers in proportion to the ratio of the number of days in such period through the Closing Date and to Purchaser in proportion to the ratio of days in such period after the Closing Date.

(d)     Purchaser agrees to retain all records relating to the finances and Taxes of the Transferred Assets for all Pre-Closing Tax Periods until the expiration of the statutes of limitation (including any extensions thereof) for the taxable period or periods to which such records relate. Purchaser, the Purchaser Affiliate, Sellers, and the Sellers Affiliate agree to provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Return or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise.

(e)     Sellers shall furnish to Purchaser on or prior to the Closing Date a certificate of its non-foreign status complying with the provisions of United States Treasury Regulation Section 1.1445-2(b).

ARTICLE X.

[RESERVED]

ARTICLE XI.

Additional Agreements

SECTION 11.01	Publicity.

From the date hereof through the Closing Date, no public release or announcement (including any broadly disseminated announcement or declaration to the employees of Sellers, the Sellers Affiliate, the Purchaser or the Purchaser Affiliate) concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other parties reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each of the parties may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby. For the avoidance of doubt, and in furtherance of, and not in substitution of, the confidentiality agreement entered into among the Sellers, Sellers Affiliate and the Purchaser Affiliate, the parties agree that both the existence and the terms of this Agreement shall remain private and confidential at all times, and that the same shall be subject to the same disclosure restrictions and terms set forth above.

SECTION 11.02	No Use of Certain Names.

Sellers and the Sellers Affiliate shall, and shall cause their affiliates, promptly, and in any event (a) within thirty (30) days after the Closing, to revise print advertising, product labeling and all other information or other materials, including any internet or other electronic communications vehicles, to delete all references to the Names and (b) within thirty (30) days after the Closing, to change signage and stationery and otherwise discontinue use of the Names; provided, however, that for a period of thirty (30) days after the Closing Date Sellers may continue to distribute product literature relating to the Businesses that uses any Name and distribute products with labeling that uses any Name to the extent that such product literature and labeling exists on the Closing Date. In no event shall Sellers or the Sellers Affiliate use any Name after the Closing in any manner or for any purpose different from the use of such Name by Sellers and the Sellers Affiliate during the 90-day period preceding the Closing. Within seven (7) days after the Closing, Sellers shall file applications to amend or terminate any certificate of assumed name or d/b/a filings so as to eliminate their rights to use the Name. “Name” means “Mikasa” and all variations and derivatives thereof and all other logos or trademarks of Sellers or any of its affiliates included in Schedule 1.02(a)(ii)(A) or (iii). Notwithstanding the foregoing, the Sellers or the Sellers Affiliate may use such names pursuant to the terms of any agreement with the Purchaser or its affiliates permitting such use, specifically including the agreements to be entered into as part of the transactions provided for in this Agreement.

SECTION 11.03      Support Services.

Purchaser acknowledges that as of the Closing Date, neither Sellers nor any of its affiliates, including the Sellers Affiliate, shall have any obligation to provide any support or other services to Purchaser relating to the Businesses other than those services expressly required to be provided pursuant to this Agreement and the Ancillary Agreements to which Sellers and/or its affiliates, including the Sellers Affiliate, are parties.

SECTION 11.04	Post-Closing Information.

Following the Closing, upon reasonable written notice to Purchaser, Purchaser shall afford or cause to be afforded to Sellers and its affiliates reasonable access to the personnel, properties, books, Contracts, commitments and records relating to the Businesses for any reasonable business purpose, including in respect of litigation, insurance matters and financial reporting of the Sellers and its affiliates.

SECTION 11.05	Records.

Purchaser recognizes that certain records may contain information relating to subsidiaries, divisions or businesses of Sellers and its affiliates, including the Sellers Affiliate, other than the Businesses and that Sellers and its affiliates, including the Sellers Affiliate, may retain copies thereof.

SECTION 11.06	Bulk Transfer Laws.

In lieu of complying with the provisions of Article 6 (Bulk Transfers) of the Uniform Commercial Code, Sellers covenants and agrees to hold harmless and indemnify Purchaser from and against any and all Losses arising out of the failure or alleged failure to comply with Article 6.

SECTION 11.07	Refunds and Remittances.

After the Closing, if Sellers or any of its affiliates, including the Sellers Affiliate, receive any refund or other amount which is a Transferred Asset or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Sellers promptly shall remit, or shall cause to be remitted, such amount to Purchaser at the address set forth in Section 12.04. After the Closing, if Purchaser or any of its affiliates receive any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to Sellers or any of its affiliates, including the Sellers Affiliate, in accordance with the terms of this Agreement, Purchaser promptly shall remit, or shall cause to be remitted, such amount to Sellers at the address set forth in Section 12.04. After the Closing, if Purchaser or any of its affiliates receive any refund or other amount which is related to claims, litigation, insurance or other matters for which Sellers is responsible hereunder, and which amount is not a Transferred Asset, or is otherwise properly due and owing to Sellers or any of its affiliates, including the Sellers Affiliate, in accordance with the terms of this Agreement, Purchaser promptly shall remit, or cause to be remitted, such amount to Sellers at the address set forth in Section 12.04. After the Closing, if Sellers or any of its affiliates, including the Sellers Affiliate, receive any refund or other amount which is related to claims, litigation, insurance or other matters for which Purchaser is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Sellers promptly shall remit, or cause to be remitted, such amount to Purchaser at the address set forth in Section 12.04.

ARTICLE XII.

Miscellaneous

SECTION 12.01	Assignment.

Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties hereto, except that (a) Purchaser may assign its rights hereunder to any of its wholly owned subsidiaries without the prior written consent of Sellers, (b) Sellers may assign any rights and obligations hereunder to any of the affiliates of ARC without the prior written consent of Purchaser (in the case of obligations, solely if such ARC affiliate is capable of fulfilling the same), and (c) an assignment by operation of law in connection with a merger or consolidation shall not require the consent of the other parties hereto. Notwithstanding the foregoing, each of Sellers, the Sellers Affiliate, and Purchaser shall remain liable for all of their respective obligations under this Agreement. Subject to the first sentence of this Section 12.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and no other person shall have any right, obligation or benefit hereunder. Any attempted assignment or transfer in violation of this Section 12.01 shall be void.

SECTION 12.02	No Third-Party Beneficiaries.

Except as provided in Article VIII, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable right hereunder.

SECTION 12.03	Expenses.

Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise expressly provided herein each of the parties hereto shall be responsible for the payment of its own respective costs and expenses incurred in connection with the negotiations leading up to and the performance of its respective obligations pursuant to this Agreement and the Ancillary Agreements including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such party. Purchaser and Sellers shall equally divide the payment of any filing fee required by the transactions contemplated hereunder.

SECTION 12.04	Notices.

All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given one business day following confirmed delivery by private overnight courier with recorded delivery (FedEx, UPS or DHL) addressed to a party at the following address for such party:

If to Sellers or the Sellers Affiliate,:

Arc International 41, Avenue du General de Gaulle F-62510 ARQUES France Attn: Jean-Paul Rispail

With a copy to:

DLA Piper US LLP 1251 Avenue of the Americas New York, NY 10020-1104 Attn: Jonathan Klein, Esq. Fax No. (212) 335-4501

If to Purchaser:

Lifetime Brands, Inc. 1000 Stewart Avenue Garden City, New York 11530 Attn: Ronald Shiftan Fax No.: 516-683-6006

With a copy to:

Lifetime Brands, Inc. 1000 Stewart Avenue Garden City, New York 11530 Attn: Lifetime Brands Legal Department Fax No.: 516-450-0009

or to such other address(es) as shall be furnished in writing by any such party to the other parties hereto in accordance with the provisions of this Section 12.04.

SECTION 12.05	Headings; Certain Definitions.

(a)     The descriptive headings of the several Articles and Sections of this Agreement and the Disclosure Schedule to this Agreement and the Table of Contents to this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to “Articles”, “Sections”, “Exhibits” or “Schedules” shall be deemed to be references to Articles or Sections hereof or Exhibits or Schedules hereto unless otherwise indicated.

(b)	For all purposes hereof:

“$” means United States dollars.

“affiliate” of any party means any person or entity controlling, controlled by or under common control with such party and, in the case of Sellers, shall include ARC International, SA, JG Durand Industries SA or any entity a majority of the voting shares of which is owned directly or indirectly by ARC International, SA, JG Durand Industries SA or both of them together (including the Sellers Affiliate).

“Brands” means brands employing the “Mikasa” name, excluding products sold under or employing the marks of the Licensed Businesses, as defined in Section 1.02(b)(xvii), Sellers’ “Oenology” brand, Sellers’ and Sellers Affiliate’s hotel and restaurant channel product lines.

“business day” refers to a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City.

“Business” refers to marketing, sales and related endeavors and support with respect to the Products employing Sellers’ Brands in North America in each the following business segments: (i) wholesale, and (ii) internet. “Businesses” shall refer, collectively, to the foregoing Businesses across all Brands.

“Businesses Material Adverse Effect” means a material adverse effect (i) on the financial condition, assets, results of operations or prospects of the Businesses, taken as a whole, or (ii) on the ability of Sellers to consummate the Acquisition. For purposes of this Agreement, “Businesses Material Adverse Effect” shall exclude any effects to the extent resulting from (A) changes in the United States or foreign economies in general, including any changes in currency exchange rates, (B) changes in industries relating to the Businesses in general and not specifically relating to the Businesses, (C) the announcement by Sellers of its intention to sell the Businesses, or (D) the execution of this Agreement or any of the Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby, or (E) the disclosure of the identity of the Purchaser.

“Charleston Distribution Facility” means the distribution facility operated by Sellers in Charleston, North Carolina.

“Contracts” means all written contracts, leases, subleases, licenses, indentures, agreements, commitments and all other legally binding instruments.

“day” shall refer to a calendar day, unless when used in the phrase “business day.”

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time, applied on a consistent basis, and consistent with past practices of Sellers.

“Governmental Entity” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, board, commission, department, instrumentality or authority thereof, including any court.

“Gross Inventory Amount” means the aggregate gross book value of all Sellers Inventory on the books of Sellers on the Closing Date.

“including” means including, without limitation.

“Indivisible Confidential Information” means any information contained in the books, records and other modes of documentation that may be transferred physically or electronically to the Purchaser that, on its face, does not relate to the Transferred Assets, but rather to the non-transferred business affairs of the Sellers Affiliate, and which information would be deemed by a reasonable person without investigation to constitute proprietary and confidential information of the Sellers Affiliate, possession of which has been transferred unintentionally to Purchaser due to the impracticality of segregating or redacting such material.

“knowledge of Purchaser” means the actual or constructive knowledge of the Chief Executive Officer or the Chief Operating Officer of the Purchaser. For purposes of this definition, “constructive knowledge” shall mean knowledge that a reasonable prudent executive should have reason to know given such person’s tenure with the Purchaser, as applicable, and the legal and fiduciary responsibilities of their particular position.

“knowledge of Sellers” means the actual or constructive knowledge of the Chief Executive, Board Members, Directors and Officers of each Seller and their respective affiliates (other than the Sellers Affiliate) and Jean Paul Rispail and Eric Thomas of the Sellers Affiliate. For purposes of this definition, “constructive knowledge” shall mean knowledge that a reasonable prudent executive should have reason to know given such person’s tenure with the Sellers or Sellers Affiliate, as applicable, and the legal and fiduciary responsibilities of their particular position.

“Madison Avenue Office Space” means the office space occupied by Sellers at 51 Madison Avenue, 24th Floor, New York, New York as more fully identified in that certain lease by and between Mikasa, Inc., and New York Life Insurance Company, dated August 9, 2005, with a 16 year term, as amended from time to time.

“Madison Avenue Showroom Lease” means the lease between Mikasa Inc. and New York Life Insurance Company, dated as of August 9, 2005, as amended by that certain first amendment to lease dated as of September 15, 2005, for certain store premises located on the ground floor and mezzanine floor of the building located at 51 Madison Avenue, New York, New York.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Business” means the Businesses conducted by the Purchaser employing the Transferred Trademarks after the Closing Date.

“Post-Closing Tax Period” shall mean any taxable period beginning after the Closing Date and the portion after the Closing Date of any taxable period that does not end on or before the Closing Date.

“Pre-Closing Tax Period” shall mean all taxable periods ending on or before the Closing Date and the portion ending on the Closing Date of any taxable period that includes but does not end on the Closing Date.

“Products” means, with respect to each Brand, dinnerware, giftware, stemware, barware, flatware and other products designed for decorative or utilitarian purposes by Sellers and sold by Sellers.

“Secaucus Office Space” means the office space occupied by Sellers in Secaucus, New Jersey as more fully identified in that certain lease by and between American Commercial, Inc., an affiliate of Sellers and Harmon Meadow Plaza, Inc., dated September 29, 2005 with a ten year term, as amended from time to time.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person.

“Tax” or “Taxes” shall mean all forms of taxation imposed by any Federal, state, provincial, local, foreign or other Taxing Authority, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture, withholding, health and other taxes of any kind, including any interest, penalties and additions thereto.

“Taxing Authority” shall mean any Federal, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising tax regulatory authority.

“Tax Return” shall mean any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any amendment made with respect thereto.

“Transfer Taxes” shall mean all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement.

SECTION 12.06	Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered, in person receipt acknowledged, to the other party hereto.

SECTION 12.07	Integrated Contract; Exhibits and Schedules/Survival.

This Agreement, including the Schedules (and the Introduction thereto) and Exhibits hereto, any written amendments to the foregoing satisfying the requirements of Section 12.13 hereof, the Confidentiality Agreement and the Ancillary Agreements, including the schedules and exhibits thereto, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede any previous agreements and understandings between the parties with respect to such matters. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto with respect to the transactions contemplated by this Agreement, the Confidentiality Agreement or the Ancillary Agreements other than those set forth herein or therein or in any other document required to be executed and delivered hereunder or thereunder. In the event of any conflict between the provisions of this Agreement (including the Schedules (and the Introduction thereto) and Exhibits hereto), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control. The rights and obligations of the Parties as specified in this Agreement shall survive the Closing of the transactions contemplated hereby.

SECTION 12.08	Severability; Enforcement.

The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

SECTION 12.09	Governing Law.

This Agreement and any disputes arising under or related thereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the laws of the State of New York, without reference to its conflicts of law principles.

SECTION 12.10	Jurisdiction.

Each Party irrevocably agrees that any legal or equitable action, suit or proceeding against them arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether for breach of contract, tortuous conduct, or otherwise) shall be brought exclusively in either the state or federal courts located in the County and State of New York and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam, with respect to any such action, suit or proceeding.

SECTION 12.11	Service of Process.

Each of the Parties agrees that service of any process, summons, notice or document by the means or in the manner described in Section 12.04 above to such party’s respective address set forth therein shall be effective service of process for any action, suit or proceeding in any jurisdiction with respect to any matters for which it has submitted to jurisdiction pursuant to Section 12.10.

SECTION 12.12	Waiver of Jury Trial.

EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.12.

SECTION 12.13	Amendments.

This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties hereto or, in the case of a waiver, by or on behalf of the party waiving compliance.

SECTION 12.14	Guarantees.

(a)     Until such time as the Sellers Affiliate shall deliver to Purchaser a duly executed Guaranty (as herein after defined) (i) the Sellers’ and the Sellers Affiliate’s obligations under this Agreement and each of the Ancillary Agreements (including, but not limited to, the Sellers’ and the Sellers Affiliate’s obligations under Article VIII hereof) shall be secured by the Deferred Purchase Price and (ii) Purchaser may offset against the payment of any of the Deferred Purchase Price otherwise due and payable by Purchaser to the Sellers Affiliate or its designee(s) hereunder any and all amounts due and payable by any one or more of the Sellers or the Sellers Affiliate to Purchaser hereunder. For avoidance of doubt, Purchaser’s rights under the immediately preceding sentence shall terminate upon the delivery by the Sellers Affiliate to Purchaser of a duly executed Guaranty.

As used herein, the “Guaranty” shall mean a written instrument executed by the Sellers Affiliate for the benefit of Purchaser in which the Sellers Affiliate agrees as follows:

Arc International, SA (the “Sellers Affiliate”) unconditionally guarantees to TMC Acquisition Inc. (“Purchaser”) and its affiliates the full and timely performance of all of the obligations and agreements of each of Mikasa Inc., American Commercial Incorporated and Mikasa Licensing Inc. (together, the “Sellers”) contained in each of the Asset Purchase Agreement (the “Agreement”), dated June __, 2008, among the Sellers, the Sellers Affiliate, Purchaser and Lifetime Brands Inc. and the Ancillary Agreements (as defined in the Agreement). The foregoing guarantee shall include the guarantee of the payment of all damages, costs and expenses which become recoverable as a result of the nonperformance of any of the obligations or agreements so guaranteed or as a result of the nonperformance of this guarantee, in each case, as fully and finally determined by a court or arbitral process in accordance with the dispute resolution provisions of this Agreement. Any guaranteed person may, at its option, proceed against Sellers Affiliate for the performance of any such obligation or agreement, or for damages for default in the performance thereof, without first proceeding against any other party or against any of its properties. Sellers Affiliate further agrees that its guarantee shall be an irrevocable guarantee and shall continue in effect notwithstanding any extension or modification of any guaranteed obligation, any assumption of any such guaranteed obligation by any other party, or any other act or thing which might otherwise operate as a legal or equitable discharge of a guarantor and the Sellers Affiliate waives all special suretyship defenses and notice requirements.

(b)     Purchaser Affiliate unconditionally guarantees to Seller and its affiliates the full and timely performance of all of the obligations and agreements of Purchaser contained in each of this Agreement and the Ancillary Agreements. The foregoing guarantee shall include the guarantee of the payment of all damages, costs and expenses which become recoverable as a result of the nonperformance of any of the obligations or agreements so guaranteed or as a result of the nonperformance of this guarantee, in each case, as fully and finally determined by a court or arbitral process in accordance with the dispute resolution provisions of this Agreement. Any guaranteed person may, at its option, proceed against Purchaser Affiliate for the performance of any such obligation or agreement, or for damages for default in the performance thereof, without first proceeding against any other party or against any of its properties. Purchaser Affiliate further agrees that its guarantee shall be an irrevocable guarantee and shall continue in effect notwithstanding any extension or modification of any guaranteed obligation, any assumption of any such guaranteed obligation by any other party, or any other act or thing which might otherwise operate as a legal or equitable discharge of a guarantor and the Purchaser Affiliate waives all special suretyship defenses and notice requirements.

Signatures appear on following page

IN WITNESS WHEREOF, Sellers, the Sellers Affiliate, Purchaser and Purchaser Affiliate have duly executed this Agreement as of the date first written above.

MIKASA, INC.

by	/s/ John R. Ranelli
Name: John R. Ranelli Title: CEO

AMERICAN COMMERCIAL INCORPORATED
by	/s/ John R. Ranelli
Name: John R. Ranelli Title: CEO

MIKASA LICENSING INC.
by	/s/ John R. Ranelli
Name: John R. Ranelli Title: CEO

ARC INTERNATIONAL, SA

by	/s/Patrick Gournay
Name: Patrick Gournay Title: President du Directoire

TMC ACQUISITION INC.

by	/s/Ronald Shiftan
Name: Ronald Shiftan Title: Vice Chairman

LIFETIME BRANDS, INC.

by	/s/Ronald Shiftan
Name: Ronald Shiftan Title: Vice Chairman

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